
03019930
P.E.
12/28/02
APR 4 - 2003
AR/S
1-5224
STANLEY
RULE AND LEVEL.
NEW BRITAIN
1
DOLLAR
UND MONEY
STANDA
TANLEY
PROCESSED
APR 08 2003
THOMSON
FINANCIAL

THE STANLEY WORKS
2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(Millions of Dollars, except per share amounts)	2002	2001	Change
Closing market price per share	**$ 34.63**	$ 46.57	(26)%
Total return (share price change plus dividends)	**(24)%**	53%	
Financial Highlights			
Net sales	**$ 2,593**	$ 2,607	(1)%
Operating income	**$ 289**	$ 329	(12)%
Percent of sales	**11.1%**	12.6%	(150)bp
Net earnings	**$ 185**	$ 158	17%
Per share	**$ 2.10**	$ 1.81	16%
Return on capital employed	**14.9%**	13.3%	160bp
Dividends per share	**$ .99**	$ .94	5%

LONG-TERM FINANCIAL OBJECTIVES			
SALES Double industry's growth rate.	**EARNINGS** Low-to-mid teens percentage growth rate.	**OPERATING INCOME** Mid-teens percentage of sales.	**OPERATING CASH FLOW** Approximately equal to net earnings.

BUSINESS SECTION

FINANCIAL SECTION

CORPORATE SECTION

160TH MANAGEMENT LETTER TO SHAREOWNERS



IN 2002, WE BEGAN THE PROCESS OF SHIFTING OUR BUSINESS PORTFOLIO INTO MARKET SEGMENTS WITH ABOVE AVERAGE GROWTH AND PROFITABILITY.

TO OUR SHAREOWNERS The 160th year in our company's history was one that brought about mixed financial results and marketplace progress. Financially, earnings momentum slowed while cash generation reached a new height. Operationally, we began the process of shifting our business portfolio into market segments with above average profitability.

Despite a second successive year of economic recession, earnings were sustained, cash flows improved, and the cash dividend increased for the 35th consecutive year. It is this financial strength and ongoing cash generation that will enable us ultimately to enhance shareowner returns.

Like the markets for our industrial products, the market for our stock price was extremely weak and was amplified by our own operational setbacks in the second half of the year. After three years of progress, these difficulties caused us to miss our quarterly estimates twice. Our share price declined 26%, in line with the S&P 500 index 23% drop.

- Sales were $2.6 billion, down 1% from last year. Continued recession in industrial markets and general economic slowing in the U.S. more than offset retail share gains.
- Earnings of $2.10 per diluted share increased 16% primarily because restructuring costs incurred in 2001 did not recur. It was a tale of two halves. The first half of the year showed earnings per share increases (4% in the first quarter and 24% in the

second quarter). Unfortunately, the latter half suffered from our own operational issues, continuing industrial recession as evidenced by anemic manufacturing capacity utilization, and (U.S.) retail inventory contraction as consumer spending slowed.

- Operating cash flow increased 29% to $285 million or $3.23 per share. This represents a new record, and we believe a new plateau for our company.
- Dividends increased 5% to $.99 per share, our 126th consecutive year of cash dividends; and the dividend rate was increased by 6% to $1.02 per share.
- Free cash flow (after capital expenditures and dividend payments) soared to $147 million, up 116%. This enabled us to fund a number of acquisitions in higher-than-average-growth markets while maintaining an A credit rating.
- Debt-to-capitalization increased to 42% versus 37% a year ago, reflecting additional borrowings toward year-end for the Best Access Systems acquisition. Moreover, our primary U.S. pension plan moved from a defined benefit to a defined contribution basis, thereby avoiding the significant negative balance sheet and income statement charges being experienced by many companies, including several of our peers.

Clearly, 2002 was a disappointment overall. Nevertheless, the underlying foundation of our company is profoundly better than five years ago. As we enter 2003, profitability and cash generation are strong; considerable market share has been gained with key retail customers; and the cost structure has been greatly reduced. Our vision first articulated in 1997 is unchanged...we desire to become a Great Brand, winning on Main Street and Wall Street.

The five-year period 1997-2001 might be characterized as the rationalization phase of our journey. It was comprised of facility closures, streamlining of the organization structure, reduction of stock keeping units (SKUs) and decapitalization of the asset base. Most importantly, the Stanley brand was enhanced through renewed emphasis on product development and consistency of our image in the marketplace. The result is a much leaner and simpler organization now able to take itself to the next level of performance due to its cash generating assets.


GROWTH
COMPETITIVENESS
GREAT BRAND
POSITIONING

OUR VISION AND STRATEGY ARE UNCHANGED: WE ARE COMMITTED TO BECOMING A GREAT BRAND, WINNING ON MAIN STREET AND WALL STREET.

Hechingers, Builder's Square, HomeBase, Home Quarters, Payless Cashways, Ames, Pergament, Ernst and Scotty's have left the marketplace, and K-Mart has filed for Chapter 11 protection. That has taken 3,100 outlets and over $60 million of sales away from us. The result is a marketplace barbell, with the survivors being the large home center and mass merchants on the one hand and traditional hardware stores on the other (their demise has been greatly exaggerated).

Several retailers have attempted to favor their assortment with private label or house brands. This program has had mixed success. While we consider this effort a serious threat, the fact is that no retailer in more than 50 years has been able to introduce enough innovation and, more importantly, have the ubiquity that accrues to national brands in hard goods.

Nonetheless, the inevitable economic outcome is that the power of the remaining retailers has been enhanced. Their demands have been ratcheted higher, and the consequences of not meeting them have become ever more severe. Through the mid-90's, U.S. retail fragmentation allowed some price increase. That is no longer the case, and indeed price decreases are the norm today and for the foreseeable future.

It is against this backdrop that we evaluated our strategic position during last summer as our company moves from rationalization to expansion. The objective was first to depict the organic growth elements needed to respond to the consolidated U.S. retail environment. The second was to establish characteristics of markets and market segments that would receive funding from the considerable cash generation expected to be available for reinvestment, even assuming continuing dividend increases.

The results might be categorized as follows:

- Growth would come from three elements: core, technology and services. Core would consist of new product development, outlet expansion and national accounts. Technology would be utilized to change the foundation of product design to make "copy cat" knockoffs more difficult through securing patents and vigorously defending them. An example is the wide blade on our FatMax® tape rule, which is a key attribute that allows it to be extended 11 feet. Another is our Pallet Plus nail that maximizes shear and pull-through performance, resulting in greater pallet end board impact resistance and diagonal rigidity. Services would enhance our product positions in commercial and industrial markets and, indeed, pull-through products to our customers.

- Platforms would be established along one of two dimensions: growth and cash or cash only. The latter will feed the former (which will also generate cash) through service expansion and acquisitions to broaden the reach of the growth platform.

Today, our company has two growth platforms: the Tools Group and Access Solutions. In 2002, we created the Tools Group by combining our hand tools, mechanics tools, hardware and consumer storage businesses, advanced the Preview Dealer and other elements of outlet expansion to traditional channels, and implemented category management at key national accounts. The businesses in this group have high relative market share, strong product development and low capital needs and, therefore, attractive returns on capital employed. The group is global in nature, yet has a few components, e.g. hardware, that have no global presence.

The second platform is Access Solutions. In 2000, it became apparent that a significant opportunity existed in Access Technologies. Stanley created the automatic door in 1935 and has enjoyed the leading market position in the U.S. The business struggled in 1996-97, but has righted itself since then. A new team with service business backgrounds was recruited with the mandate to develop a national service presence as a key differentiator. That is well on its way to being accomplished as distributors have been acquired and the service network expanded. The second piece of the puzzle involved technology where our new sensing technology began to change the game.

Featured later in this report at the Jacksonville, Florida airport, this new technology utilizes video versus motion detection to open and close doors. Video is important in risk management and loss prevention at retail stores and overall security at all commercial sites since integrated recording and lockdown are now feasible. As a result, the business has enjoyed double-digit organic growth over the last two years with high return on capital.

Clearly, this is a business to build upon both organically through customer expansion and channel development as well as through acquisitions. Several small acquisitions were made, followed by the largest in our history and the most significant in 17 years, Best Access Systems, a $250 million provider of comprehensive solutions in the $6 billion North American electronic and manual security markets. Like Access Technologies, Best Access Systems has the only direct national sales and service network among its competitors.

The combination of these two businesses along with our commercial hardware should deliver about 15% of our sales this year at solid operating margins and return on capital. Moreover, Best Access expands our scope from the $1 billion automatic door market to the $7 billion overall security market, growing at a mid single-digit rate.

Growth in these platforms will depend both on their own successes and on the ability of the remaining core businesses to sustain profitability and cash generation. A number of these businesses are currently struggling with depressed industrial markets, but they are all inherently profitable. Several of these core businesses are candidates to be the bases of additional growth platforms yet to be formed, and all of them are vital cash contributors.

[illegible] Core or organic growth in our markets emanates from new products, outlet expansion and national accounts. The response of retailers – large and small – to our initiatives has been outstanding.

Over the last five years, our product development process and organization have generated over 500 new products, and 2002 was right in line with more than 100 products


GOLDEN HAMMER
INNOVATOR
of the YEAR
2000, 2001 & 2002

THE STANLEY WORKS WAS NAMED INNOVATOR OF THE YEAR BY *HOME CHANNEL NEWS* FOR THE THIRD CONSECUTIVE YEAR, IN RECOGNITION OF OUR COMMITMENT TO INNOVATION.

introduced. The vitality index (sales of new products introduced in the past three years) rose from 24% last year to 31% in 2002. The Industrial Designers Society of America and *BusinessWeek* recognized our design innovation with an IDEA award (our 7th in the last four years) for the MaxStick™ Straight Edge. The sustained product flow resulted in being named Innovator of the Year again by *Home Channel News* for the third consecutive year.

For 2003 the vitality index should remain in the 30% range, above the 25% goal established in 1997. In order to assure that new products are not being cannibalized before being absorbed by the market, our emphasis will shift to a search for new segments to enter as well as industrial markets.

Outlet expansion – expanding the number of traditional stores where Stanley products can be found as well as improving national account penetration – remains the key to ubiquity and a substantial growth enabler. Over 6,500 outlets were added across all business segments. On the traditional front, our Preview Dealer program continued its enormous success as membership soared from 7,500 (33% share of the U.S. hardware store population) in 2001 to over 9,000 (46% share) in 2002. Moreover, Preview Dealer has become global with approximately 1,350 outlets: 600 in Australia/New Zealand, 450 in Canada, 250 in the United Kingdom, and 50 on the Iberian Peninsula. Other initiatives added 3,500 outlets in the construction supply, automotive and hardware store channels frequented by professional tradesmen.

In the national account arena, a strategic alliance was formed with Wal*Mart in early 2001 whereby Stanley was named category captain for hand tools and mechanics tools.


STANLEY
PREVIEW DEALER
CLUB
See it here first.

STANLEY'S PREVIEW DEALER PROGRAM CONTINUED ITS ENORMOUS SUCCESS AS MEMBERSHIP SOARED FROM 7,500 IN 2001 TO OVER 9,000 IN 2002.

The rollout of 140 items resulted in double-digit sales growth since then and is expected to do so again this year. Perhaps most telling is that comparable store sales continue to show a dramatic swing, growing at a double-digit rate across the chain. As a result, numerous opportunities are being presented to expand our offering.

Early in 2002 The Home Depot named Stanley its primary national supplier of branded hand tools, sole supplier of Husky® branded mechanics tools, primary national supplier of pneumatic fastening and sole national supplier of builders hardware. The rollout of the hardware modular was completed last summer and delivered very strong growth. The continued rollout of the hand tools and pneumatic program as well as enhanced merchandising should deliver another strong gain in 2003.

The excitement about our new offerings is also evident elsewhere. The Contractor Desk plan-o-gram enabled Lowe's to offer some FatMax® products in a unique way. Lowe's also had outstanding success with our new Bostitch® pancake compressor combo-kit.

As retail systems become more sophisticated, our ability to grow mutually depends less and less on line reviews and more and more on understanding how consumers respond to product placement and merchandising. The customer alliances referred to above are manifestations of our development of category management, i.e. the analysis and understanding of why specific products are added to a customer's listing. Thankfully, we are reaching higher levels of category management status with more and more customers who are responding very favorably to the compelling analyses being put before them.

However, national account penetration extends well beyond the consumer arena. For example, Access Technologies recorded a series of wins in the commercial segment,



ACCESS TECHNOLOGIES RECORDED COMMERCIAL WINS WITH THE HOME DEPOT, WAL*MART AND CVS DUE TO STANLEY'S DIRECT SERVICE MODEL AND NEW TECHNOLOGY.

especially retail, as Home Depot, Wal*Mart, CVS and a host of other national and regional retailers were attracted to our direct service model and new technology. Also, our Vidmar industrial storage business worked closely with Anheuser Busch in southern California to execute a productivity-based project that added significantly to our presence in that facility. This led to the sale of 12 power drawer systems, multiple stack systems and mobile tool cabinets as well as various workbenches. Similar projects are currently being pursued at other Anheuser Busch facilities.

Started in 1998, our industry-leading licensing program has matured and today has participants generating over $200 million in retail sales at over 24,000 outlets worldwide. Our licensees provide over $10 million in annual advertising for the Stanley® brand. Indicative of the program's success, Stanley has twice been nominated for Corporate Brand Licensor of the Year by the Licensing Industry Merchandise Association and has been rated one of the Top 100 Licensors by *License!* Magazine.

The winning formula is delivering branded, innovative products with superb customer service across the price spectrum. Our overall sales declines of 5% in 2001 and 1% in 2002 were far less than the double-digit drop experienced across industrial markets. For that we have our retail share gains to thank, and that will become even more evident when the economy turns upward.

COMPETITIVENESS The world remains awash with excess capacity, and commodity prices, especially for steel and resin, are being pressured upward by tariffs and war. U.S. manufacturers of fabricated metal products had capacity utilization of about 70% throughout most of the year, just slightly higher than the computer industry. The only responses in such an environment are sustained productivity and continuous innovation.

Productivity remained the cornerstone of our earnings performance and was almost equally split between Operations and SG&A. Overall employment declined by 6%. While not up to prior years' levels primarily owing to a plant consolidation miscue and higher commodity prices, operations productivity was still solid at almost 4%. In terms of infrastructure, four more plants and 15 warehouses were closed. Future productivity will emanate from continued process improvement and low-cost country (LCC) migration. The productivity initiative is far from over.

Competitiveness requires assurance of a level global playing field which is not the case today owing to the U.S. tax code. Two of our main competitors, Ingersoll-Rand and Cooper Industries, have reincorporated in Bermuda to overcome that disadvantage. We continue to ask the U.S. Congress to introduce comprehensive tax legislation that removes the disadvantage that U.S. companies face. We remain hopeful that Congress will act, but are concerned that very little has happened positively since the Stanley maelstrom ended.

OUTLOOK Throughout its proud 160-year history Stanley has thrived by changing with the times and continually building upon its capabilities. Over the years 1997-2002, the company has become much more competitive, has delivered and been recognized for innovation and new product development in our industry, and has moved to a new level in cash flow. Ultimately, an enterprise thrives by generating cash and reinvesting it wisely. With further cost restructuring ahead and platforms for growth identified, we will continue to change and shape our company into a consistently expanding and profitable enterprise while maintaining financial strength and flexibility. Moreover, in light of the continuing economic malaise, it will be necessary to evaluate each part of our business portfolio for expansion, retention or elimination. We have strived always to face reality and will continue to do so. Thanks for your ongoing support in a difficult year.

John M. Trani

John M. Trani
March 2003


STANLEY
Reinforcement Hardware
Home Hardware
Thresholds
STANLEY
Reinforcement Hardware

GROWTH PLATFORM: TOOLS GROUP

AT HOME AT THE HOME DEPOT. Stanley was named the sole supplier of builders' hardware to the world's largest home improvement retailer in February 2002, with the announcement of a strategic business alliance. A cross-functional team implemented an execution plan that included merchandising, marketing, sales and logistics. Five months of careful planning followed. A dedicated web site provided real-time reset results, before and after photos, and a "best practices chat room" to share useful tips.


STANLEY
Residential Door Hinges
Spring Hinges
Utility Hinges
Non-Mortise Hinges
Hinges
Safety Hasps
Keylocking Hasps
Surface Bolts
Use on doors and windows
Provides added security
Hasps & Barrel Bolt

This well-planned execution enabled the builders' hardware program to be rolled out to over 600 Home Depot stores in the U.S., Canada, Puerto Rico, and Mexico – over 21 miles of shelf space reset in just four months. Stanley's share in builders' hardware doubled to 100% of The Home Depot's stores. Subsequent product sell-through increased steadily, proving that this exciting new merchandising presentation succeeds in clearly marking key categories and taking the complexity out of shopping in the hardware aisle.

A GREAT RETAILER. A GREAT BRAND. A GREAT COMBINATION. In 2002, consumers who shopped the hand tool aisle at Wal*Mart found a strong branded presence. The Stanley® brand was showcased both in-line and on promotional venues, which brought increased credibility and awareness to the department. The consumer reaction to this new branded presence was outstanding, and should open the door for increased opportunities across the Stanley® family of products.


ALWAYS
Low Prices
WAL·MART
$697
SOCKETS
STANLEY
Storage

Wal*Mart has a core business philosophy that incorporates branded products for less. The Stanley® brand is an obvious fit with this basic business philosophy. Stanley has dedicated resources to support Wal*Mart's growth and views the world's largest retailer as a key strategic partner. One of the greatest names in retailing aligned with a truly great brand will deliver exciting results.


SOCKETS
WRENCHES
HAMMERS
125
STANLEY
Juego de herramientas para mecánico
Jeu d' outils de mécanicien
125
STANLEY
Juego de herramientas para mecanico
Jeu d' outils de mecanicien

WHAT STOPS PROS? GREAT TOOLS, OF COURSE. The Contractor Desk check-out display at Lowe's Stores facilitates sales to commercial customers. The professional's new display offering includes the highest velocity, commercial quality, innovative Stanley® hand tools. As such, it caters to the customer base frequenting the building material end of the store with a great impulse opportunity.


4 4
Rent Tools & Equipment
Commercial
Ready-To-Go!
Orders
DEWALT
STANLEY
BOSTITCH
STANLEY
DEWALT
FatMax

An initial 6-store test lifted sales of items in the display so successfully that a rollout is expected into all Lowe's stores. Also pictured are the Bostitch® CPACK250 finish nailer combo kit that includes the new 2 HP, 6 gallon oil-free pancake-style compressor and 2" oil-free magnesium brad nailer kit.


CPACK250
BOSTITCH
BOSTITCH
STANLEY
STANLEY
BOSTITCH


VICTORINOX
VICTORINOX
STANLEY
LeverLock
SportUtility

LATFORM: TOOLS GROUP

NG CUSTOMERS STAY ONE STEP AHEAD. On the checkout counter at PFAU's Hardware in West Hartford, ticut, the Stanley® Preview Dealer Club countertop merchandiser offers the Stanley® SportUtility™ Outdoorsman™ ne Preview Dealer Club gives participating dealers the opportunity to introduce new Stanley® products exclusively ys. This program's enormous success saw U.S. membership in 2002 soar from 7,500 to over 9,000 outlets.


Measuring Tools
Fastening Tools
Layout Tools
FatMax
FatMax
LeverLock
AntiVibe

With a strong commitment to new product development, the Preview Dealer Club is an excellent way to partner with this loyal and important group of customers that Stanley has served for 160 years. The Preview Dealer program offers benefits to the retailer that often provide further business opportunity. The result can be a fuller penetration of Stanley® products from carpenters' and mechanics' hand tools to builders' hardware and tool storage.


STANLEY
CAUTION
AUTOMATIC DOOR
STANLEY
CAUTION
AUTOMATIC DOOR

GROWTH PLATFORM: ACCESS SOLUTIONS

OPPORTUNITY DOESN'T KNOCK. IT OPENS AUTOMATICALLY. Over 1,500 Stanley® automatic doors equipped with the StanVision™ operating system are in place, with Wal*Mart being the largest customer. At the Jacksonville (Florida) International Airport, these doors provide a durable, safe and versatile access solution for travelers and airport security personnel. Using the new standard in automatic door sensing – digital video camera technology – to perform the functions of both a door sensor and security camera, StanVision™ ensures more reliable, efficient and quicker operation of the door


STANLEY
CAUTION
AUTOMATIC DOOR

than infrared- or microwave-operated doors. The StanVision™ system uses digital video camera technology to detect motion and can be tied into existing airport security systems such as closed circuit TV or facial recognition technology. The system facilitates monitoring movement and allows opening or closing doors remotely to contain suspect passengers or control traffic flow in an emergency. This all adds up to a cost-effective access solution for retailers and busy airports.

GAINING ACCESS TO NEW MARKETS. IT'S ELEMENTARY. At Yale University's Jonathan Edwards College in New Haven, Connecticut, a Best Access Systems service team makes a service call. Yale University has been a customer for Best's mechanical access products for over 30 years. Best Access counts over 2,200 colleges and universities among active customers, including Boston University, Dartmouth College, Boston College and The University of Notre Dame. Best Access is the premier provider of access control solutions to the North American college/university market.



though Best Access was already well established in this market, sales increased by a double-digit percentage in 2002 ith an aggressive vertical marketing program in support of access control hardware and software designed exclusively or college housing market applications. The only direct service model in its industry allows Best Access to excel in providing safety and security to the college community.


STITCH
BOSTITCH
ITCH
STANLEY
STANLEY
PROTO

A FAMILY OF SOLID BRANDS AND CORE BUSINESSES. At Stanley, the umbrella brand – Stanley® – is one of the great names in hand tools. Stanley® is powerful in the consumer channel. And a number of professional brands are powerful in their arenas: Bostitch®, FatMax®, Husky®, Mac® and LaBounty® among others. This array of industrial and commercial brands presents the potential for solid sales growth while consistently providing solid earnings and cash flow.


NATIONALS
TOOLS
GOODYEAR
STANLEY
Ten Reasons To Buy
A Stanley Steel Entry Door
EXTERIOR DOORS
STORM DOORS
SKYLIGHTS
Installed
For You

These brands serve a wide variety of important markets – Mac® in automobile repair, Bostitch® in furniture and pallet manufacture, Best® in manual and electronic security, Proto® and Vidmar® in industry and Jensen® and Contact East® in telecommunications and OEM assembly. Whenever there's a customer who wants to Make Something Great™, a quality innovative product from Stanley's family of brands is ready for the task.

THE MEASURE OF VITALITY: 500 NEW PRODUCTS AND 225 PATENTS IN FIVE YEARS. Customers are always on the lookout for something new. And Stanley always delivers. Over the last five years, we've produced over 500 new products (including more than 100 in 2002) and received 225 patents. The vitality index (sales of products introduced in the past three years) rose from 24% in 2001 to 31% in 2002. The Industrial Designers Society of America and *BusinessWeek* recognized our design innovation with an IDEA award (our 7th in four years) for the MaxStick™ Straight Edge.


STANLEY
LeverLock
25'

STANLEY® LEVERLOCK® TAPE RULE


STANLEY

STANLEY® CORDLESS SCREWDRIVER


UP 40

LABOUNTY® UP40 DEMOLITION ATTACHMENT



STANLEY® SMOOTH FIBERGLASS ENTRY DOOR


BOSTITCH

BOSTITCH® BT200 2" OIL-FREE INDUSTRIAL BRAD NAILER


STANLEY

STANLEY® SPORTUTILITY™ OUTDOORSMAN™ KNIFE


STANLEY
MaxStick



STANLEY® HIGH IMPACT LIGHTED TORPEDO LEVEL


MACSIMIZER

MAC TOOLS® MACSIMIZER® TRIPLE BANK WORK STATION


STANLEY

STANLEY® PROGRAMMABLE ASSEMBLY TOOL


STANLEY
STANLEY

ZAG® METAL MOBILE TOOL CHEST




PROTO® BIG DAWG™ MICROMETER TORQUE WRENCH


STANLEY
FatMax

STANLEY® FATMAX® BRASSBOUND HARDWOOD LEVEL

STANLEY AT A GLANCE

	PRODUCT GROUPS/BUSINESS SEGMENT	PRINCIPAL PRODUCTS/BRANDS
	HAND TOOLS Tools	**Carpenters' hand tools, electronic tools, and masonry tools.** Stanley® / FatMax® / MaxGrip™ / DynaGrip® / IntelliTools™/ PowerLock®
	MECHANICS TOOLS Tools	**Mechanics and industrial hand tools, toolboxes.** Stanley® / Proto® / Husky® / Vidmar® / ZAG®
	MAC TOOLS Tools	**Mechanics and industrial hand tools, air tools, toolboxes, electronic diagnostic tools.** Mac®
	SPECIALTY TOOLS Tools	**Tools and tool kits for professional technicians for the electronics and telecommunications OEM and repair markets.** Jensen® / Contact East®
	FASTENING SYSTEMS Tools	**Pneumatic fastening tools and fasteners.** Bostitch® / Atro®
	ASSEMBLY TOOLS Tools	**DC electric and pneumatic precision assembly tools and systems for the vehicle assembly market.** Stanley® / Cobotics™
	HYDRAULIC TOOLS Tools	**Handheld hydraulic tools; mounted hydraulic breakers, shears and crushers.** Stanley® / LaBounty®
	DOOR SYSTEMS Doors	**Residential entry doors, bi-fold and sliding closet doors, mirrored doors and decorative mirrors.** Stanley® / Stanley-Acmetrack™ / Monarch™ / Acme®
	CONSUMER HARDWARE Doors	**Residential entry door hardware; consumer, residential, architectural and industrial hardware.** Stanley®
	ACCESS SOLUTIONS Doors	**Power operated doors, sensors, locking systems and related commercial hardware. Installation, repair and maintenance.** Stanley® / Magic-Door® / Best® / CJ Rush™ / StanVision™ / WanderGuard®

THE SCORECARD



OPERATING MARGIN
8.5%
12.5%
12.6%
11.1%
1999
2000
2001
2002



RETURN ON CAPITAL EMPLOYED[A]
14.4%
17.8%
13.3%
14.9%
1999
2000
2001
2002



EPS
$1.67
$2.22
$1.81
$2.10
1999
2000
2001
2002

OVER THE YEARS 1997-2002, STANLEY HAS MOVED TO A NEW LEVEL OF OPERATING CASH FLOW



WORKING CAPITAL TURNS[B]
3.4x
3.5x
3.5x
3.8x
1999
2000
2001
2002



FREE CASH FLOW[C]
$42
$94
$68
$147
1999
2000
2001
2002

$ Millions



OPERATING CASH FLOW
$222
$236
$222
$285
1999
2000
2001
2002

$ Millions

[A] ROCE IS COMPUTED AS NET EARNINGS PLUS AFTER-TAX INTEREST EXPENSE, DIVIDED BY THE 13-POINT AVERAGE OF DEBT AND EQUITY.
[B] 2002 WORKING CAPITAL TURNS ARE COMPUTED USING ANNUALIZED SALES OF ACQUIRED COMPANIES.
[C] FREE CASH FLOW = OPERATING CASH FLOW – CAPITAL EXPENDITURES – CAPITALIZED SOFTWARE – DIVIDENDS.

SUMMARY OF SELECTED FINANCIAL INFORMATION

(Millions of Dollars, except per share amounts)	**2002[A]**	2001[B,I]	2000[I]	1999[C]
Continuing Operations[H]				
Net sales[I]	**$2,593**	$ 2,607	$ 2,731	$ 2,752
Earnings (loss)	**$ 185**	$ 158	$ 194	$ 150
Earnings (loss) per share				
Basic	**$ 2.14**	$ 1.85	$ 2.22	$ 1.67
Diluted	**$ 2.10**	$ 1.81	$ 2.22	$ 1.67
Percent of Net Sales:				
Cost of sales	**67.8%**	65.3%	64.1%	65.9%
Selling, general and administrative[I]	**21.1%**	22.1%	23.4%	25.5%
Interest-net	**0.9%**	1.0%	1.0%	1.0%
Other-net	**(0.3)%**	(0.2)%	0.7%	(0.1)%
Earnings (loss) before income taxes	**10.5%**	9.1%	10.8%	8.4%
Earnings (loss)	**7.1%**	6.1%	7.1%	5.5%
Other Key Information				
Total assets	**$2,418**	$ 2,056	$ 1,885	$ 1,891
Long-term debt	**$ 564**	$ 197	$ 249	$ 290
Shareowners' equity	**$ 984**	$ 832	$ 737	$ 735
Ratios:				
Current ratio	**1.7**	1.4	1.5	1.6
Total debt to total capital	**42.1%**	37.3%	38.6%	37.8%
Income tax rate	**32.1%**	33.1%	34.0%	35.0%
Return on average equity[H]	**20.4%**	20.2%	26.4%	21.4%
Common Stock Data:				
Dividends per share	**$ 0.99**	$ 0.94	$ 0.90	$ 0.87
Equity per share at year-end	**$11.33**	$ 9.83	$ 8.65	$ 8.27
Market price-high	**$52.00**	$ 46.85	$ 31 ⅞	$ 35
Market price-low	**$27.31**	$ 28.06	$ 18 7/16	$ 22
Average shares outstanding (in thousands)				
Basic	**86,453**	85,761	87,407	89,626
Diluted	**88,246**	87,467	87,668	89,887
Other Information:				
Earnings (loss) from continuing operations	**$ 185**	$ 158	$ 194	$ 150
Cumulative effect of accounting change	–	–	–	–
Net earnings (loss)	**$ 185**	$ 158	$ 194	$ 150
Net earnings (loss) per share[H]				
Basic	**$ 2.14**	$ 1.85	$ 2.22	$ 1.67
Diluted	**$ 2.10**	$ 1.81	$ 2.22	$ 1.67
Average number of employees	**13,198**	14,514	16,297	16,890
Shareowners of record at end of year	**14,053**	15,290	16,014	16,947

[A] Includes the following: a $22.2 million, or $0.17 per share, charge related to (1) a reassessment of Mac Tools' retail inventory and accounts receivable valuations as a result of a new retail control system (2) an inventory valuation adjustment in Fastening Systems associated with recent cost estimation process improvements and (3) a fixed asset impairment related primarily to domestic plant consolidation; an $8.4 million, or $0.06 per share, charge for severance and related expenses associated with selling, general and administrative reductions; and an $18.4 million gain associated with the final settlement of a U.S. defined benefit plan, which resulted in a $0.06 per share gain. Also includes a $5.5 million income tax credit, or $0.06 per share, related to a favorable foreign tax development and $11.3 million, or $0.09 per share, in environmental income arising from a settlement with an insurance carrier.

Includes $5.6 million, or $0.04 per share, of accounting corrections, as discussed in Management's Discussion and Analysis on page 30.

[B] Includes restructuring-related charges and asset impairments of $72.4 million, or $0.58 per share; a gain of $29.3 million, or $0.22 per share for a pension curtailment; $11.2 million in charges for business repositionings and initiatives at Mac Tools, or $0.09 per share; $4.8 million, or $0.04 per share in severance charges; $3.4 million, or $0.04 per share in credits for tax benefits; and $6.4 million, or $0.05 per share in certain inventory charges.

[C] Includes restructuring-related transition and other costs of $54.9 million, or $0.40 per share; a net restructuring credit of $21.3 million, or $0.15 per share; a Mechanics Tools' charge of $20.1 million, or $0.14 per share, and a gain realized upon the termination of a cross-currency financial instrument of $11.4 million, or $0.08 per share.

1998[D]	1997[E]	1996[F]	1995[G]	1994	1993	1992
$ 2,729	$ 2,670	$ 2,671	$ 2,624	$ 2,511	$ 2,273	$ 2,196
$ 138	$ (42)	$ 97	$ 59	$ 125	$ 93	$ 98
$ 1.54	$ (0.47)	$ 1.09	$ 0.66	$ 1.40	$ 1.03	$ 1.07
$ 1.53	$ (0.47)	$ 1.08	$ 0.66	$ 1.38	$ 1.01	$ 1.06
65.7%	66.8%	67.2%	68.2%	67.1%	68.3%	66.8%
25.1%	23.5%	22.8%	22.5%	22.3%	22.5%	24.0%
0.8%	0.6%	0.8%	1.2%	1.2%	1.1%	1.2%
0.5%	0.8%	0.8%	0.5%	1.4%	1.6%	0.8%
7.9%	(0.7)%	6.5%	4.3%	8.0%	6.5%	7.2%
5.1%	(1.6)%	3.6%	2.3%	5.0%	4.1%	4.5%
$ 1,933	$ 1,759	$ 1,660	$ 1,670	$ 1,701	$ 1,577	$ 1,608
$ 345	$ 284	$ 343	$ 391	$ 387	$ 377	$ 438
$ 669	$ 608	$ 780	$ 735	$ 744	$ 681	$ 696
1.5	1.6	2.4	2.4	2.1	2.1	2.4
45.8%	40.5%	31.7%	39.6%	39.2%	38.7%	40.1%
36.0%	(125.4)%	44.4%	47.6%	37.9%	37.4%	37.9%
21.6%	(6.0)%	12.8%	8.0%	17.6%	13.5%	14.1%
$ 0.83	$ 0.77	$ 0.73	$ 0.71	$ 0.69	$ 0.67	$ 0.64
$ 7.54	$ 6.85	$ 8.79	$ 8.28	$ 8.37	$ 7.62	$ 7.66
$ 57 1/4	$ 47 3/8	$ 32 13/16	$ 26 11/16	$ 22 7/16	$ 23 15/16	$ 24 1/16
$ 23 1/2	$ 28	$ 23 5/8	$ 17 13/16	$ 17 7/16	$ 18 15/16	$ 16 1/4
89,408	89,470	89,152	89,043	89,550	89,871	91,405
90,193	89,470	89,804	89,839	90,656	91,296	92,842
$ 138	$ (42)	$ 97	$ 59	$ 125	$ 93	$ 98
–	–	–	–	–	(9)	–
$ 138	$ (42)	$ 97	$ 59	$ 125	$ 84	$ 98
$ 1.54	$ (0.47)	$ 1.09	$ 0.66	$ 1.40	$ 0.94	$ 1.07
$ 1.53	$ (0.47)	$ 1.08	$ 0.66	$ 1.38	$ 0.92	$ 1.06
18,319	18,377	18,903	19,784	19,445	18,988	18,650
17,963	18,503	17,823	16,919	17,599	20,018	20,661

[D] Includes restructuring-related transition and other costs of $85.9 million, or $0.61 per share.

[E] Includes charges for restructuring and asset impairments of $238.5 million, or $2.00 per share; related transition costs of $71.0 million, or $0.49 per share; and a non-cash charge of $10.6 million, or $0.07 per share, for a stock option grant as specified in the Company's employment contract with its chief executive officer.

[F] Includes charges for restructuring and asset impairments of $47.8 million, or $0.43 per share; related transition costs of $32.9 million, or $0.23 per share; and a non-cash charge of $7.6 million, or $0.08 per share, for elements of the Company's employment contract with its chief executive officer.

[G] Includes charges for restructuring and asset impairments of $85.5 million, or $0.72 per share, and related transition costs of $9.5 million, or $0.06 per share.

[H] Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $0.09 per share, in 1993.

[I] Net sales and selling, general and administrative expenses for 2000 and 2001 have been restated from prior published amounts in accordance with Emerging Issues Task Force Issue Number 00-25, which requires the reclassification of certain customer promotional payments previously reported in selling, general and administrative expenses as a reduction of revenue, as well as restatement of prior periods ($17.8 million reclassification in 2001 and $18.3 million in 2000) for comparability purposes. It is not practicable to determine the amounts prior to fiscal 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS Net sales were $2,593 million for 2002, as compared to $2,607 million in 2001, a 1% decrease. Sales in 2002 increased 2% from acquisitions, and 1% from the translation of foreign currencies, which strengthened against the U.S. dollar. Organic sales declined 4% principally due to the negative impact of the Mechanics Tools plant consolidation, continued overall price erosion, and ongoing weakness in industrial markets.

Net sales in 2001 of $2,607 million were down 5% as compared to 2000. The Company experienced sales volume declines in the Tools segment due to softness in the commercial and industrial markets. Sales in 2001 were also negatively impacted, by approximately 1%, from the translation of foreign currencies, which weakened against the U.S. dollar.

During 2002, the Company reported a second quarter U.S. pension settlement pre-tax gain of $18 million. Also in the second quarter, the Company incurred $8 million in severance and related expenses associated with selling, general and administrative (SG&A) cost reductions. In the third quarter, the Company reported a $6 million income tax credit related to a favorable foreign tax development. In the fourth quarter, the Company recorded $22 million in non-cash charges for increased inventory and receivable loss provisions and for specific manufacturing equipment impairments related to the following: (1) a reassessment of Mac Tools inventory and accounts receivable valuations, as a result of a new retail control system; (2) an inventory valuation adjustment in Fastening Systems associated with recent cost estimation process improvements; and (3) impairment of certain fixed assets related primarily to the Wichita Falls and Dallas, Texas plants consolidation. Other significant credits in 2002 include $11 million in environmental income arising from a settlement with an insurance carrier recognized in the third and fourth quarters. These credits and charges were classified within the 2002 Consolidated Statement of Operations as follows: (i) cost of sales — $13 million charge; (ii) SG&A expenses — $10 million charge; (iii) other-net — $22 million credit; and (iv) income taxes — $6 million credit. The tax benefit of these charges and credits was $12 million.

The audited Consolidated Financial Statements for the year ended December 28, 2002 include $5.6 million or $0.04 per share of accounting corrections. These corrections relate primarily to expense capitalization and depreciation which arose in prior fiscal years and account for the difference between earnings set forth in these financial statements and unaudited amounts included in the Company's January 24, 2003 earnings release. These costs were classified within the 2002 Consolidated Statement of Operations as follows: (i) sales — $0.5 million, (ii) cost of sales $4.4 million; and (iii) other-net — $0.7 million. Management believes that these corrections are immaterial to any previously reported results of prior periods, but has recorded them in the aggregate in the fourth quarter of the year ended December 28, 2002.

During 2001, the Company recorded charges related to restructuring initiatives totaling $72 million ($18 incurred in the first quarter and $54 incurred in the fourth quarter). These costs consisted primarily of severance and asset impairments as the Company continued to rationalize its cost structure and reduce employment. In addition, the Company incurred certain other significant credits and charges during 2001. In the first quarter, the Company recorded a pre-tax $29 million pension curtailment gain pertaining to its U.S. pension plan. Also in the first quarter, the Company recorded $11 million of charges related to several business repositionings. The repositionings were principally in the Tools segment and related to the continuing movement of production, permanent reduction of the overhead cost structure of its manufacturing system, and a series of initiatives at Mac Tools. In the third quarter, the Company recorded a charge of $5 million for severance costs incurred due to lower sales volumes and the continuing weakness in the industrial markets. Also in the third quarter, the Company recorded $3 million in special credits for tax benefits. In the fourth quarter, the Company recorded a charge of $6 million for the disposition of inventories associated principally with discontinued manufacturing plants and stock-keeping-units (SKUs). These credits and charges were classified as period income and expenses and were specifically classified within the Consolidated Statement of Operations as follows: (i) sales — $1 million charge; (ii) cost of sales

— $12 million charge; (iii) SG&A expenses — $8 million charge; (iv) interest-net — $0.2 million credit; (v) other-net — $28 million credit; and (vi) income taxes — $3 million credit. The tax benefit of the restructuring charges and these other charges and credits amounted to $18 million.

Since significant credits and charges obscure underlying trends, the narrative regarding results of operations and business segments has been expanded to provide information as to the effects of these items on each financial statement category.

In 2002, the Company reported gross profit of $836 million, or 32.2% of net sales compared to $905 million or 34.7% of net sales in 2001. Included in gross profit for 2002 were $13 million of fourth quarter charges related to Mac Tools retail and Fastening Systems inventory as discussed previously. Gross profit in 2001 included $13 million of charges taken in the first and fourth quarters related to business repositioning initiatives within the Tools segment and the disposition of inventories principally from discontinued manufacturing plants and SKUs. Gross profit before these costs amounted to $849 million or 32.7% of net sales in 2002, and $918 million or 35.2% of net sales in 2001. The $69 million, or 250 basis point, decline in gross profit in 2002 is attributed to the following issues, primarily within the Tools segment: (i) the costs associated with the consolidation of two Mechanics Tools manufacturing plants, related production inefficiencies and sales declines due to U.S. plant supply chain problems; (ii) consumer business price erosion due to the continued customer mix shift towards home centers and mass merchants; (iii) Fastening Systems price erosion associated with intensified generic nail competition as well as a strategy shift to large distributors and away from smaller customers; (iv) a reduction in Last-In, First-Out (LIFO) related inventory benefit in 2002 versus 2001; (v) increased inventory loss provisions; (vi) and lower U.S. pension income. These issues were offset, to some extent, by favorable material and other productivity variances. Acquisitions contributed approximately $22 million to gross profit in 2002. The Company anticipates continued pricing pressure in the foreseeable future due to continued supply-demand imbalances in the market. The Company expects to recover a significant portion of the negative impact to gross profit related to the Mechanics Tools plant consolidation in 2003.

In 2001, the Company reported gross profit of $905 million, or 34.7% of net sales compared to $997 million or 36.3% of net sales in 2000. Excluding the charges discussed previously, 2001 gross profit was $918 million or 35.2% of sales. The reduction in gross profit was a result of a shift in sales mix to retail and independent Mac Tools sales channels versus industrial and direct Mac Tools sales channels, partially offset by $80 million in productivity improvements. The Company experienced a LIFO reserve decline as the Company continued to reduce its cost of manufacturing and product costs by moving operations to low-cost countries. These LIFO benefits were offset by increases in transportation costs and other inventory valuation reserves.

SG&A expenses were $547 million or 21.1% of net sales in 2002. This includes $10 million in charges from second quarter severance and related expenses ($8 million) and fourth quarter Mac Tools expenses ($2 million) discussed previously. SG&A expenses in 2001 totaled $576 million or 22.1% of net sales which included $8 million in charges ($3 million in the first quarter and $5 million in the third quarter) from business repositionings and additional severance charges apart from the restructuring initiatives. Excluding these items, SG&A expenses amounted to $537 million, or 20.7% of net sales in 2002, as compared to $568 million, or 21.8% of net sales in 2001. The Company reduced spending in many functions, particularly selling expenses in Mac Tools as a result of lower retail distributor headcount. There was a $12 million decline in the provision for doubtful accounts mainly attributable to a decrease in Mac Tools provisions due to lower sales as compared with 2001 and the mix shift from retail to wholesale sales which involve reduced credit risk. These favorable items more than offset a decrease in net U.S. pension income in 2002.

SG&A expenses were $576 million, or 22.1% of net sales in 2001, as compared with $638 million, or 23.4% of net sales in 2000. Excluding the charges previously detailed, SG&A expenses were $568 million or 21.8% of net sales in 2001. Improvements in 2001 SG&A expenses were attributable to continued cost reductions achieved from changes made within the information management infrastructure, downward adjustments to employment levels in response to weak economic markets and the benefits attained from the Company's restructuring and repositioning efforts.

Interest-net for 2002 was $25 million, down slightly from $26 million in 2001. The decrease was a result of lower interest rates and weighted average debt levels in 2002. Interest-net of $26 million in 2001 represented a small decrease from $27 million in 2000 due to a decline in interest rates partially offset by an increase in weighted average debt levels in 2001.

Other-net in 2002 was $8 million in income compared to $5 million of income in 2001. The 2002 amount includes an $18 million gain from the second quarter U.S. pension settlement and $8 million in fourth quarter fixed asset impairment losses. The third and fourth quarters of 2002 reflect $11 million in income from an environmental settlement with an insurance carrier, which was offset by a $2 million increase in other environmental expense. The 2001 amount includes a $29 million U.S. pension plan curtailment gain and a charge of $2 million related to Mac Tools business repositionings, both occurring in the first quarter of 2001. There was no goodwill amortization expense in 2002, due to adoption of Statement of Financial Accounting Standards (SFAS) No.142 "Goodwill and Intangible Assets," while goodwill amortization was $8 million in 2001. Asset disposals generated $1 million in gains in 2002 as compared to $1 million in losses in 2001. The Company expects non-cash intangibles amortization expense to increase to approximately $10 million in 2003 based on preliminary acquisition purchase accounting, as compared with $4 million in 2002.

Other-net represented $5 million of income in 2001 compared with $20 million expense in 2000. Excluding the aforementioned pension curtailment gain of $29 million and charges of $2 million, 2001 other-net amounted to $22 million expense.

The Company's effective income tax rate for 2002 was 32% as compared to 33% for 2001 and 34% for 2000. The tax rate decreases reflect the continued benefit of organizational and operational changes during recent years that have generated a higher percentage of taxable income in countries with lower statutory rates, primarily in Europe, Israel, and the Far East. The third quarter of 2002 reflects a favorable foreign tax development that reduced income taxes by $6 million, which was offset by the impact of non-deductible excise tax associated with the termination of the defined benefit pension plan.

In addition, the Company recorded a non-recurring tax benefit in the third quarter of 2001 amounting to $3 million. These benefit items were entirely offset by reduced tax benefits related to the restructuring and other charges.

BUSINESS SEGMENT RESULTS The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools, as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, and associated services, as well as closet doors and systems, home decor, door locking systems, commercial and consumer hardware.

TOOLS

(Millions of Dollars)	**2002**	2001	2000
Net sales	**$ 1,954**	$ 2,008	$ 2,129
Operating profit	**$ 208**	$ 266	$ 286
% of Net sales	**10.6%**	13.2%	13.4%

Tools sales declined 2.7% in 2002 as compared to 2001. The sales decrease was mainly the result of price erosion and unfavorable channel mix in several businesses, and the Mechanics Tools plant consolidation previously mentioned, offset by $23 million in higher sales from acquisitions. Tools operating profit excluding the net impact of the charges allocated to the Tools segment totaling $23 million in 2002 and $15 million in 2001, totaled $231 million or 11.8% of net sales and $281 million or 14.0% of net sales, respectively. The $50 million decline was primarily attributable to the previously detailed Mechanics Tools domestic plant consolidation and internal product sourcing matters, price concessions in the consumer and Fastening Systems businesses, lower LIFO related inventory valuation change in 2002 as compared with 2001, and increased inventory loss provisions. Cost structure improvements including shifting production to low cost countries and SG&A cost reductions were more than offset by the above items.

Tools sales decreased 6% in 2001 as compared to 2000. The sales decrease was primarily the result of unit volume declines from the Mac Tools repositioning in the first quarter of 2001 and weak industrial markets in North America. Also contributing to the sales decline was the effect of foreign currency translation as European currencies weakened against the U.S. dollar. Despite lower sales, Tools operating profit as a percentage of net sales remained fairly static as compared to 2000. Excluding the impact of $15 million in 2001 special charges allocated to the Tools segment, operating profit was $281 million, or 13.9% of net sales. The improvement in 2001 operating margin as a percentage of net sales excluding special charges, was primarily a result of SG&A expense reductions.

DOORS

(Millions of Dollars)	**2002**	2001	2000
Net sales	**$ 639**	$ 599	$ 602
Operating profit	**$ 81**	$ 64	$ 55
% of Net sales	**12.7%**	10.7%	9.2%

Doors sales increased 6.7% in 2002, primarily due to the Best and Senior Technologies acquisitions. Increases in Hardware and Access Technologies organic sales were offset by declines in Home Decor. Operating profit was 12.7% of net sales as compared to 10.7% for 2001. Acquired companies contributed $8 million operating profit. The remaining increase in operating profit reflects favorable production costs in low cost countries and lower SG&A expenses. Excluding the impact of severance charges allocated to the Doors segment of $1 million in 2002 and $5 million in 2001, operating profit was $82 million or 12.8% of net sales in 2002, compared to $69 million, or 11.5% of net sales in 2001.

Net sales for 2001 were fairly static, representing a decrease of less than 1%. Strong sales attributable to a new program launch with a significant customer were offset by sluggish market conditions in the Americas. Operating profit in 2001 was 10.7% of net sales compared to operating profit of 9.2% for 2000. Excluding the impact of $5 million in charges allocated to the Doors segment in 2001, operating profit was $69 million, or 11.5% of sales. The improvement in operating profit, as a percentage of sales, is a result of increased productivity in the Hardware business as the Company shifted the production base to low cost countries, and the reduction of SG&A expenses.

RESTRUCTURING ACTIVITIES In 2001, the Company undertook initiatives to reduce its cost structure and executed several business repositionings intended to improve its competitiveness. These actions resulted in the closure of 13 facilities and a net employment reduction of approximately 2,200 production, selling and administrative people. As a result, the Company recorded $72 million of restructuring and asset impairment charges. Reserves were established for these initiatives consisting of $55 million for severance, $10 million for asset impairment charges and $7 million for other exit costs. The charges for asset impairments were primarily related to manufacturing and other assets that were retired and disposed of as a result of manufacturing facility closures.

At December 28, 2002 and December 29, 2001, restructuring and asset impairment reserve balances were $2 million and $39 million, respectively. The December 29, 2001 balance reflects $6 million related to the impairment of assets. The December 28, 2002 balance relates primarily to 2001 initiatives.

As of December 28, 2002, 86 manufacturing and distribution facilities had been closed as a result of the restructuring initiatives since 1997. In 2002, 2001 and 2000, approximately 1,000, 2,100 and 900 employees have been terminated as a result of restructuring initiatives, respectively. Severance payments of $26 million, $42 million and $29 million and other exit payments of $4 million, $4 million and $3 million were made in 2002, 2001 and 2000, respectively. Write-offs of impaired assets were $6 million, $8 million and $7 million in 2002, 2001 and 2000, respectively.

In June 2002 and September 2001, $8 million and $5 million in severance charges were recorded, respectively, as the Company continued to rationalize its headcount to provide further SG&A expense reductions. These charges were classified within SG&A expense in the Consolidated Statements of Operations. These actions resulted in the termination of approximately 200 selling and administrative employees in each year. As of December 28, 2002, no accrual remained. The Company expects to continue restructuring activities in the future primarily in connection with the movement of manufacturing or sourcing to low cost countries and SG&A expense reductions.

In 2002, $6.4 million in restructuring reserves were established in purchase accounting for the Best acquisition, due to planned closure of several Best offices and synergies in certain centralized functions. The $6.4 million is comprised of $5.3 million for severance and $1.1 million for other exit costs primarily related to non-cancelable leases.

FINANCIAL CONDITION

LIQUIDITY, SOURCES AND USES OF CAPITAL The Company's primary sources of liquidity are cash flows from operations and borrowings under various credit facilities. The Company has historically generated strong cash flows from operations. In 2002, cash flows from operations were $285 million as compared to $222 million in 2001. In the second half of 2002, the Company received a gross pension settlement of $115 million; an ongoing U.S. defined contribution plan was pre-funded with $29 million, and excise and income taxes totaling $48 million were paid, providing a net $38 million cash inflow from the pension settlement. In the fourth quarter, one of the Company's major customers changed its payment practices enabling acceleration of accounts receivable collections by approximately $30 million. Excluding the $38 million pension settlement and the $30 million impact of a change in a major customer's payment practice, 2002 operating cash flows were $217 million, consistent with 2001. Cash payments related to restructuring and other charges of $42 million in 2002 were comparable to 2001.

During 2001, the Company generated $222 million in operating cash flow as compared to $236 million in 2000. The decline in operating cash flows was primarily the result of an increase in cash payments for restructuring in 2001 of $45 million as compared with $32 million in 2000.

Capital expenditures were $52 million in 2002 as compared to $73 million in 2001. The Company incurred higher capital expenditures in 2001 for "The Stanley Learning Center" (a major addition at world headquarters for the training and development of employees), investment in various plants including movement of production to low cost countries, and increased costs for software development and acquisitions as the Company expanded the infrastructure of its systems. Capital expenditures were $73 million in 2001 as compared to $64 million in 2000.

In 2002, the Company received $338 million in net proceeds from issuance of long-term debt, and disbursed $356 million for business acquisitions. The Company made $154 million in payments on borrowings. These debt proceeds and repayments, in addition to debt issuance costs and currency fluctuations, resulted in a $220 million increase in the Company's short-term and long-term borrowings.

The Company has unused short (364-day) and long-term (multi-year) credit arrangements with several banks to borrow up to $350 million at the lower of prime or money market rates. Of this amount, $100 million is long-term. In addition, the Company has short-term lines of credit with numerous foreign banks aggregating $98 million, of which $87 million was available at December 28, 2002. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $350 million is available to support the Company's commercial paper program. In addition to these lines of credit, the Company maintains a facility designed for the securitization of certain trade accounts receivable for purposes of additional liquidity. As of December 28, 2002, the Company's maximum available funds under this arrangement were $106 million, of which the Company had utilized $33 million.

The Company also has numerous assets, predominantly vehicles and equipment, under a one-year term renewable U.S. master personal property lease. Residual value obligations, which approximate the fair value of the related assets, under this master lease were $43 million at December 28, 2002. The Company does not anticipate any material liabilities associated with these transactions.

The following summarizes the Company's significant contractual obligations and commitments that impact its liquidity.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(in millions)	Total	< 1 year	1-3 yrs	4-5 yrs	> 5 yrs
Short-Term Borrowings	**$ 140.1**	$ 140.1	$ –	$ –	$ –
Long-term Debt	**573.8**	9.5	128.3	226.1	209.9
Operating Leases	**92.3**	43.6	25.9	12.6	10.2
Unconditional Purchase Commitments	**60.7**	49.9	8.0	2.8	–
Other Contractual Obligations	**31.3**	16.3	5.0	5.0	5.0
Total Contractual Cash Obligations	**$ 898.2**	$ 259.4	$ 167.2	$ 246.5	$ 225.1

OTHER COMMERCIAL COMMITMENTS

		Amounts of Commitments Expiration Per Period			
(in millions)	Total	< 1 year	1-3 yrs	4-5 yrs	> 5 yrs
U.S. Lines of Credit	**$ 350.0**	$250.0	$ –	$ 100.0	$ –
International Lines of Credit	**87.0**	87.0	–	–	–
Total Commercial Commitments	**$ 437.0**	$ 337.0	$ –	$ 100.0	$ –

Short-term borrowings, long-term debt and lines of credit are explained in detail within Note I Long Term Debt and Financing Arrangements of the Notes to the Consolidated Financial Statements. Operating leases and other commercial commitments are explained in detail in Note R of the Consolidated Financial Statements.

The Company's objective is to increase dividends by approximately one-half the Company's earnings growth rate, ultimately reaching a dividend payout ratio of 25%. Dividends increased 5.3% in 2002, 4.4% in 2001 and 3.5% in 2000. The Company plans to use a significant portion of free cash flow (operating cash flow less dividends and capital expenditures) to fund future acquisitions in commercial and industrial markets.

The Company repurchased 4.3 million shares of its common stock in 2000. The net effect was a decrease in equity of $111 million. These repurchases were funded primarily by cash flow from operations. The Company may resume repurchase of its shares as it deems appropriate.

MARKET RISK Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. Exposure to foreign currency risk results because the Company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The Company's predominant exposures are in European, Canadian and Asian currencies. Certain cross-currency trade flows arising from sales and procurement activities are consolidated prior to obtaining risk protection, primarily purchased options. The Company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures to reduce the cost of purchasing protection. At times, the Company also enters into forward exchange contracts and purchased options to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. Management determines the nature and extent of currency hedging activities, and in certain cases, may elect to allow certain currency exposures to remain unhedged. The Company has also entered into several cross-currency interest rate swaps, primarily to reduce overall borrowing costs, but also to provide a partial hedge of the net investments in certain subsidiaries. Sensitivity to foreign currency exposure risk from these financial instruments at the end of 2002 would have been immaterial based on the potential loss in fair value from a hypothetical 10% adverse movement in all currencies.

The Company's exposure to interest rate risk results from its outstanding debt obligations, short-term investments and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, caps and cross-currency interest rate swaps. The Company's primary exposure to interest rate risk comes from its floating rate debt in the U.S., Canada and Europe and is fairly represented by changes in LIBOR rates. At December 28, 2002, the result of a hypothetical one percentage point increase in short-term LIBOR rates would not have resulted in a material impact on the pre-tax profit of the Company.

Fluctuations in the fair value of the Company's common stock affect ESOP expense as well as diluted shares outstanding as discussed in the U.S. Pension and ESOP, and Off-Balance Sheet Arrangements (Equity Hedge) sections of Management Discussion and Analysis, respectively.

The Company has access to financial resources and borrowing capabilities around the world. There are no material instruments within the debt structure that would accelerate payment requirements due to a change in credit rating, and no significantly restrictive covenants. The Company believes that its strong financial position, operating cash flows and borrowing capacity provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine needs of its businesses, to make strategic acquisitions and to fund other initiatives encompassed by its growth strategy.

OTHER MATTERS

ENVIRONMENTAL The Company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the Company's expenditures related to routine environmental matters.

The Company accrues for anticipated costs associated with investigatory and remediation efforts in accordance with appropriate accounting guidelines which address probability and the ability to reasonably estimate future costs. The liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated. Subject to the imprecision in estimating future environmental costs, the Company believes that any sum it may pay in connection with environmental matters in excess of the amounts recorded will not have a materially adverse effect on its financial position, results of operations or liquidity. Refer to Note T Contingencies of the Notes to the Consolidated Financial Statements for further information on environmental liabilities and related cash flows.

U.S. PENSION AND ESOP In June 2002, the Company recorded an $18 million pre-tax pension settlement gain in other-net. This involved the termination and settlement of the primary U.S. salaried employee plan as well as settlement of most of the liabilities in the ongoing plan for hourly employees. In addition to the settlement gain, the Company recorded $8 million of operating income related to these plans in 2002, whereas in 2003 the ongoing hourly plan will reflect approximately $2 million in expense.

As detailed in Note M Employee Benefit Plans to the Consolidated Financial Statements, the Company has an Employee Stock Ownership Plan (ESOP) under which the ongoing U.S. defined contribution and 401(K) plans are funded. Overall ESOP expense is affected by the market value of Stanley stock on the monthly dates when shares are released. In 2002, the market value of shares released averaged $39.62 per share and the net ESOP expense was negligible. In the event the market value of Stanley stock on the 2003 ESOP share release dates is below the $39.62 2002 average, the net ESOP expense will increase.

The Company provides a 5% guaranteed rate of return on participant contributions made to the tax deferred savings plan (401K) prior to July 1998 when all contributions were invested in Stanley common stock. The value of the shares participants purchased prior to July 1998 along with the 5% cumulative guaranteed rate of return on Stanley common stock is known as an Investment Protection Account (IPA). Beginning in July 1998 the investment options for plan participant contributions were enhanced to include a variety of investment funds in addition to the Company's common stock, and there is no guaranteed rate of return to participants on any contributions made after that time. The IPA guarantee for participants who are not considered highly compensated is now included in the actuarial valuation of an ongoing U.S. pension plan. Payments related to the IPA guarantees, if they have any value, would be made to participants over a period of many years, generally commencing with retirement. In the event the market value of Stanley common stock declines, additional costs may be triggered by the IPA benefit guarantee.

NEW ACCOUNTING STANDARDS Refer to Note A Significant Accounting Policies of the Notes to the Consolidated Financial Statements for a discussion of new accounting pronouncements and the potential impact to the Company's consolidated results of operations and financial position.

CRITICAL ACCOUNTING ESTIMATES Preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Significant accounting policies used in the preparation of the Consolidated Financial Statements are described in Note A Significant Accounting Policies thereto. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters with inherent uncertainty. The most significant areas involving management estimates are described below. Actual results in these areas could differ from management's estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS Stanley's estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where information indicates the customers may have an inability to meet financial obligations, such as bankruptcy. In these cases, the Company uses its judgment, based on the best available facts and circumstances, to record a specific reserve for those customers against amounts due to reduce the receivable to the amount expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. Second, a general reserve is established for all customers based on a range of percentages applied to receivables aging categories. These percentages are based on historical collection and write-off experience.

If circumstances change, for example higher than expected defaults or a material adverse change in a major customer's ability to meet its financial obligation to the Company, estimates of the recoverability of receivable amounts due could be reduced.

In addition, Mac Tools retail related receivables, $43 million, net, at December 28, 2002, are comprised of thousands of high credit risk, individually small, accounts. While some customers remit payments by mail, to a large extent these receivables are collected by distributors in direct contact with customers on truck routes, and by outside collection agencies on certain open routes and delinquent accounts. The Company continues to reduce the number of Mac Tools employee distributors who support the retail channel of the business, and increase the number of wholesale non-employee distributors. This retail to wholesale mix shift in the Mac Tools business has an inherent positive impact on the asset quality going forward but increases the collection risk of these Mac Tools retail related receivables. Realization of these receivables is dependent upon information systems and effective management of collection efforts by distributors and outside agencies.

INVENTORIES – LOWER OF COST OR MARKET, SLOW MOVING AND OBSOLETE U.S. inventories are valued at the lower of LIFO cost or market. The calculation of LIFO reserves, and therefore the net inventory valuation, is affected by inflation and deflation in inventory components. The Company ensures all inventory is valued at the lower of cost or market, and continually reviews the book value of discontinued product lines and SKUs to determine if these items are properly valued. The Company identifies these inventories and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then the Company writes down the related inventory to that value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, or ceiling (defined as selling price less costs to complete and dispose), and cannot be lower than the net realizable value less a normal profit margin, also called the floor. The Company also continually evaluates the composition of its inventory and identifies slow-moving inventories. Inventory items identified as slow-moving are evaluated to determine if reserves are required. Generally, the Company does not experience significant issues with obsolete inventory due to the nature of its products. If the Company is not able to achieve its expectations regarding net realizable value of inventory at its current value, reserves would have to be adjusted accordingly.

GOODWILL AND INTANGIBLE ASSETS The Company completed acquisitions in 2002 valued at $359 million. The assets and liabilities of acquired businesses are recorded under the purchase method at their fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company had recorded goodwill of $348 million at December 28, 2002 and $216 million at December 29, 2001.

In accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill and unamortized intangibles impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available at the date of assessment, which primarily incorporate management assumptions about future cash flows. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. While the Company has not recorded intangibles impairment losses in several years, it is possible impairments may occur in the future in the event expected cash flows change significantly. Specifically, the Fastening Systems reporting unit is experiencing margin declines due primarily to the intensified generic nail competition and industrial channel movement to large distributors. Fastening Systems had $33 million of recorded goodwill at December 28, 2002. There is potential for future goodwill impairment losses if Fastening Systems projected profits and cash flows continue to decline. See Note G Goodwill and Other Intangible Assets of the Notes to the Consolidated Financial Statements for further discussion.

PROPERTY, PLANT AND EQUIPMENT (PP&E) The Company generally values PP&E at historical cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment, such as plant closures, are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. The Company assesses whether machinery and equipment can be used at other facilities and if not, estimates the proceeds to be realized upon sale of the assets. The impairment loss is then quantified by comparing the carrying amount of the assets to the weighted average discounted cash flows, which consider various possible outcomes for the disposition of the assets. Primarily as a result of plant rationalization, certain facilities and equipment are not currently used in operations. The Company has recorded impairment losses related to unused assets and such losses may potentially occur in the future.

The Company initiated a worldwide PP&E physical inventory in 2002 which is expected to be complete in 2003. Upon completion of this physical inventory, it is possible losses may be detected.

RISK INSURANCE To some extent, the Company self insures for various business exposures. For domestic workers compensation and product liability, the Company generally purchases outside insurance coverage only for catastrophic losses ("stop loss" insurance). The two risk areas involving the most significant accounting estimates are workers compensation and product liability (liability for alleged injuries associated with the Company's products). Actuarial valuations performed by an outside risk insurance expert form the basis for workers compensation and product liability loss reserves recorded. The actuary contemplates the Company's specific loss history, actual claims reported, and industry trends among statistical and other factors to determine the range of estimated reserve required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified by third party administrator specialists (insurance companies) for workers compensation and by in-house legal counsel in consultation with outside attorneys for product liability. The cash outflows related to risk insurance claims are expected to occur over approximately 8 to 10 years, and the present value of expected claim payments is reserved. The Company believes the liability recorded for such risk insurance reserves as of December 28, 2002 is adequate, but due to judgments inherent in the reserve process it is possible the ultimate costs will differ from this estimate.

FREIGHT ACCRUAL As a result of the continued movement of U.S. based manufacturing operations to low cost country manufacturing and outsourcing, the Company has experienced increased transportation costs over the past three years, as well as increased complexity in the accrual estimation process for these costs. The Company's accrual estimation methodology is based on data from a third party transportation administrator and historical trends or lag factors applied to such underlying data.

OFF-BALANCE SHEET ARRANGEMENTS The Company's off-balance sheet arrangements include the following:

RECEIVABLE SECURITIZATIONS The Company has agreements to sell, on a revolving basis, pools of accounts and notes receivables to two Qualified Special Purpose Entities (QSPEs), which qualify to be accounted for as unconsolidated subsidiaries. The entities are designed to facilitate the securitization of certain trade accounts receivable, are used to fund the Mac Advantage financing program as well as provide long-term secured financing to Mac Tools distributors, and as an additional source of liquidity. Assets and related debt off-balance sheet were $98 and $77 million at December 28, 2002 and $85 and $64 million at December 29, 2001, respectively. The Company is responsible for servicing these accounts and receives a servicing fee, while the QSPEs bear the risk of noncollection. The proceeds from sales of eligible receivables to QSPEs were $80 million in 2002 and $81 million in 2001. There were no gains or losses on these sales.

At December 28, 2002, the Company has a $23 million long-term investment in the QSPEs. In the event the QSPEs incur future losses, this investment would be written down with associated losses reflected in the Consolidated Statements of Operations. As of December 28, 2002 and December 29, 2001, the Company had $32 million and $25 million, respectively, in receivables due from the Mac Tools related QSPE.

STANLEY COMMON STOCK EQUITY HEDGE The Company has $213 million in equity forward contracts with major U.S. financial institutions, of which $175 million matures on December 31, 2003 and $38 million on September 24, 2004. The equity forwards on Stanley common shares are designed to partially hedge the dilutive effect on earnings per share of "in-the-money" stock options as the stock price fluctuates, and to reduce potential cash outflow for the repurchase of the Company's stock to offset option exercises. The structure requires interim quarterly net share settlement, and is accounted for within equity. Cash settlements may be elected at the option of the Company. The Company has historically made no cash settlement elections.

The equity forward contracts contain registration event triggers applicable if the Company's credit rating is downgraded to BBB and Baa2 as determined by Standard & Poor's Rating Service and Moody's Investor Services, respectively. A registration event requires the Company to make its best effort to register the shares under the hedge. In addition the equity forward contracts contain unwind triggers commencing when the Company's stock price declines below $19 to $15 per share varying by contract (a weighted average of $16.73), or its credit rating is downgraded to BBB- and Baa3 as determined by Standard & Poor's Rating Service and Moody's Investor Services, respectively. In the event of an unwind caused by share price decline or a credit rating downgrade, the Company is obligated to make its best efforts to register shares under the hedge. The Company, as its liquidity permits, may elect to repurchase shares from the counterparties, who are otherwise entitled to sell these shares into the market.

If the stock price declines, the Company may issue shares to the counterparties that exceed the favorable offset of stock options coming "out-of-the-money" resulting in dilution of earnings per share. The Company delivered 1,338,708 shares of common stock with a market value of $47 million ($42 million book value) from quarterly net share settlements in 2002. In 2001, the Company received 1,432,264 shares of common stock with a market value and book value of $67 million from settlements. The following chart summarizes hypothetical net share settlements occurring at various Stanley common stock prices, assuming the final 2002 quarterly interim settlement share price of $34.83, or 6.1 million underlying shares, as the starting point.

Share price	Incr (Decr) in Diluted Shares from Options	Equity Hedge Settlement Shares Delivered (Received)	Net Diluted Shares Outstanding Increase (Decrease)
$ 20	(1,302,128)	4,541,149	3,239,021
$ 30	(651,273)	986,010	334,737
$ 40	612,801	(791,564)	(178,763)

The accounting treatment on the equity forward contracts is expected to change in the third quarter of 2003 based on an exposure draft issued by the Financial Accounting Standards Board (FASB). Currently, activity on the equity hedge is accounted for entirely within equity whereas under the proposed new rules "mark to market" accounting will be required. The rule change, if enacted, would mean gains and losses related to fair value of the shares delivered or received under the quarterly interim share settlements would be reported in the Company's income statement. In addition, the proposed rule changes may require the Company to report the $213 million notional amount of the equity forward contracts as debt. The Company is evaluating various alternatives including maintainance, modification, and termination of its equity hedge program but has not decided on any course of action.

SYNTHETIC LEASES The Company is a party to synthetic leasing programs for two of its major distribution centers. The leases are designed and qualify as operating leases for accounting purposes, where only the monthly lease amount is recorded in the income statement and the liability and value of underlying assets are off-balance sheet. The reasons for these programs are primarily to reduce overall cost and to retain flexibility. As of December 28, 2002, the estimated fair values of assets and remaining obligations for these two properties were $34 million and $24 million, respectively. FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities" will affect the accounting for one of these synthetic leases in the third quarter of 2003. Upon adoption of FIN 46, $17 million in assets and $11 million in obligations for one of the properties under synthetic leases will be reflected in the Consolidated Balance Sheets. The Company is considering various alternatives to change the lease structure but has not determined a course of action.

CAUTIONARY STATEMENTS Under the Private Securities Litigation Reform Act of 1995.

The statements contained in this Annual Report to shareowners regarding the Company's ability (i) to generate cash and realize outstanding receivables, (ii) to increase shareowner returns and dividends, (iii) to improve its brand, (iv) to maintain or increase sales and gain retail share, (v) to reduce its cost structure, restructure and continue productivity gains, including the reduction of facilities and employees, and improve competitiveness, (vi) to recover a significant portion of the negative impact to gross profit of the Mechanics Tools plant consolidation and (vii) to maintain the level of ongoing expense of the hourly pension plan are forward looking and inherently subject to risk and uncertainty.

The Company's ability to generate cash, increase shareowner returns and dividends and maintain or increase sales and gain retail share is dependent on both internal and external factors, including (i) the success of the Company's efforts to redress production problems in its Mechanics Tools business, (ii) the success of the Company's marketing and sales efforts, (iii) the continued success of initiatives with The Home Depot, Lowe's and Wal*Mart, (iv) continuing improvements in productivity and cost reductions, including inventory reductions, continued improvement in the payment terms under which the Company buys and sells goods, materials and product and continued reduction of SG&A expenses as a percentage of sales, (v) the ability of the sales force to adapt to changes made in the sales organization and achieve adequate customer coverage, (vi) the absence of increased pricing pressures from customers and competitors and the ability to defend market share in the face of price competition, (vii) the acceptance of the Company's new products in the marketplace as well as the ability to satisfy demand for these products, (viii) the successful integration of the Company's recent acquisitions (ix) outcomes of pending and future litigation and (x) the strength of the United States economy and the relative strength of foreign currencies, including, without limitation, the Euro and the Taiwan dollar. Additionally, the realization of Mac Tools retail receivables in particular is dependent upon information systems and effective management of collection efforts by distributors and outside agencies pertaining to covered and open routes.

The Company's ability to improve its brand is dependent upon a number of factors, including the success of the marketing efforts of the Company and its customers and the success and acceptance of the Company's new products.

The Company's ability to reduce its cost structure, restructure and continue productivity gains, including the reduction of facilities and employees, and improve competitiveness is dependent on the success of various initiatives that are underway or are being developed to improve manufacturing and sales operations and to implement related control systems, which initiatives include certain facility closures and related workforce reductions expected to be completed in 2003. The success of these initiatives is dependent on the Company's ability to increase the efficiency of its routine business processes, to develop and implement process control systems, to mitigate the effects of any material cost inflation, to develop and execute comprehensive plans for facility consolidations, the availability of vendors to perform outsourced functions, the successful recruitment and training of new employees, the resolution of any labor issues related to closing facilities, the need to respond to significant changes in product demand while any facility consolidation is in process and other unforeseen events.

The Company's ability to recover a significant portion of the negative impact to gross profit related to flawed execution in Mechanics Tools consolidations is dependent on the continued ability of the affected facilities to maintain current production rates, the successful integration and performance of new Mechanics Tools operations and management personnel and processes and the successful recovery of demand for Mac and Mechanics Tools products affected by the aforementioned flawed execution.

The Company's ability to maintain the level of ongoing expense of the hourly pension plan is dependent on the Company's employment levels and interest rates.

The Company's ability to achieve the objectives discussed above will also be affected by other external factors. These external factors include pricing pressure and other changes within competitive markets, the continued consolidation of customers in consumer channels, inventory management pressures on the Company's customers, increasing competition, changes in trade, monetary and fiscal policies and laws, inflation, currency exchange fluctuations, the impact of dollar/foreign currency exchange rates on the competitiveness of products, the impact of events that cause or may cause disruption in the Company's distribution and sales networks such as the recent closure of ports on the West Coast, the events of September 11, 2001, war, political unrest and recessionary or expansive trends in the economies of the world in which the Company operates.

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of The Stanley Works is responsible for the preparation, integrity, and objectivity of the accompanying financial statements. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements and related data involves our best estimates and the use of judgment. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

The company maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate cost, as to the reliability of financial records and the protection of assets. This system includes monitoring by an internal audit function. It is further characterized by care in the selection of competent financial managers, by organizational arrangements that provide for delegation of authority and divisions of responsibility and by the dissemination of policies and procedures throughout the company.

Management is also responsible for fostering a strong, ethical climate so that the company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the company's Business Conduct Guidelines which are publicized throughout the organization. The company has a long-established reputation of integrity in business conduct and maintains a systematic program to assess compliance with these policies.

The adequacy of Stanley's internal accounting controls, the accounting principles employed in its financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. Both the independent auditors and our internal auditors have unrestricted access to the Audit Committee, and they meet with it periodically, with and without management present.

March 21, 2003

John M. Trani
Chairman and Chief Executive Officer

James M. Loree
Executive Vice President, Finance & Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareowners
The Stanley Works

We have audited the accompanying consolidated balance sheets of The Stanley Works and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note G to the Consolidated Financial Statements, effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Hartford, Connecticut
March 21, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

(in millions of dollars, except per share amounts)	2002	2001	2000
Net Sales	**$ 2,593.0**	$ 2,606.6	$ 2,730.6
Costs and Expenses			
Cost of sales	**$ 1,757.2**	$ 1,701.3	$ 1,751.5
Selling, general and administrative	**547.2**	575.9	638.3
Interest income	**(4.0)**	(6.7)	(7.5)
Interest expense	**28.5**	32.3	34.6
Other-net	**(8.4)**	(5.3)	20.0
Restructuring charges and asset impairments	**–**	72.4	–
	2,320.5	2,369.9	2,436.9
Earnings Before Income Taxes	**272.5**	236.7	293.7
Income Taxes	**87.5**	78.4	99.3
Net Earnings	**$ 185.0**	$ 158.3	$ 194.4
Net Earnings Per Share of Common Stock			
Basic	**$ 2.14**	$ 1.85	$ 2.22
Diluted	**$ 2.10**	$ 1.81	$ 2.22

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 28, 2002 and December 29, 2001

(Millions of Dollars)	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	**$ 121.7**	$ 115.2
Accounts and notes receivable	**548.0**	551.3
Inventories	**414.7**	410.1
Deferred taxes	**21.2**	4.7
Prepaid expenses	**68.2**	55.6
Properties held for sale	**5.2**	3.1
Other current assets	**11.4**	4.5
Total Current Assets	**1,190.4**	1,144.5
Property, Plant and Equipment	**494.8**	491.2
Goodwill and Other Intangibles	**544.9**	236.1
Other Assets	**188.1**	183.9
Total Assets	**$ 2,418.2**	$ 2,055.7
Liabilities and Shareowners' Equity		
Current Liabilities		
Short-term borrowings	**$ 140.1**	$ 177.3
Current maturities of long-term debt	**9.5**	120.1
Accounts payable	**260.3**	247.7
Accrued expenses	**271.0**	280.4
Total Current Liabilities	**680.9**	825.5
Long-Term Debt	**564.3**	196.8
Other Liabilities	**189.2**	201.1
Commitments and Contingencies (Notes R and T)		
Shareowners' Equity		
Preferred stock, without par value:		
Authorized and unissued 10,000,000 shares		
Common stock, par value $2.50 per share:		
Authorized 200,000,000 shares;		
issued 92,343,410 shares		
in 2002 and 2001	**230.9**	230.9
Retained earnings	**1,244.6**	1,184.9
Accumulated other comprehensive loss	**(123.4)**	(138.9)
ESOP debt	**(180.8)**	(187.7)
	1,171.3	1,089.2
Less: cost of common stock in treasury		
(5,508,293 shares in 2002 and 7,684,663 shares in 2001)	**187.5**	256.9
Total Shareowners' Equity	**983.8**	832.3
Total Liabilities and Shareowners' Equity	**$ 2,418.2**	$ 2,055.7

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

(Millions of Dollars)	2002	2001	2000
Operating Activities:			
Net earnings	$ 185.0	$ 158.3	$ 194.4
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	71.2	81.8	82.1
Provision for doubtful accounts	6.7	17.2	24.3
Restructuring and asset impairments	–	72.4	–
Other non-cash items	29.4	1.2	19.1
Changes in operating assets and liabilities:			
Accounts and notes receivable	29.0	(32.6)	(15.8)
Inventories	(8.4)	(14.6)	(29.2)
Accounts payable and accrued expenses	3.4	(66.8)	(42.0)
Income taxes	(49.1)	25.7	9.8
Other	17.9	(21.0)	(6.5)
Net cash provided by operating activities	285.1	221.6	236.2
Investing Activities:			
Capital expenditures	(37.2)	(55.7)	(59.8)
Capitalized software	(15.1)	(17.4)	(4.6)
Proceeds from sales of assets	11.5	9.8	14.1
Business acquisitions	(355.9)	(79.3)	–
Other	1.2	(27.2)	(19.7)
Net cash used in investing activities	(395.5)	(169.8)	(70.0)
Financing Activities:			
Payments on long-term debt	(115.0)	(2.4)	(32.7)
Proceeds from long-term borrowings	352.5	75.0	–
Net short-term financing	(39.3)	(29.3)	59.7
Debt issuance costs	(15.0)	–	–
Proceeds from issuance of common stock	17.4	25.4	8.9
Purchase of common stock for treasury	–	(11.0)	(108.6)
Cash dividends on common stock	(85.6)	(80.5)	(78.3)
Net cash provided by (used in) financing activities	115.0	(22.8)	(151.0)
Effect of exchange rate changes on cash	1.9	(7.4)	(9.6)
Increase in cash and cash equivalents	6.5	21.6	5.6
Cash and cash equivalents, beginning of year	115.2	93.6	88.0
Cash and cash equivalents, end of year	$ 121.7	$ 115.2	$ 93.6

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

Fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

(Millions of Dollars, except per share amounts)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP Debt	Treasury Stock	Shareowners' Equity
Balance January 1, 2000	$ 230.9	$ 926.9	$ (99.2)	$ (202.2)	$ (121.0)	$ 735.4
Comprehensive income:						
Net earnings		194.4				194.4
Currency translation adjustment			(24.6)			(24.6)
Minimum pension liability			(0.7)			(0.7)
Total comprehensive income						169.1
Cash dividends declared-$0.90 per share		(78.3)				(78.3)
Issuance of common stock		(6.5)			17.5	11.0
Purchase of common stock					(111.5)	(111.5)
Equity hedge shares delivered		(0.3)			0.3	–
Tax benefit related to stock options		0.8				0.8
ESOP debt and tax benefit		2.6		7.4		10.0
Balance December 30, 2000	230.9	1,039.6	(124.5)	(194.8)	(214.7)	736.5
Comprehensive income:						
Net earnings		158.3				158.3
Currency translation adjustment and other			(12.6)			(12.6)
Minimum pension liability			(1.8)			(1.8)
Total comprehensive income						143.9
Cash dividends declared-$0.94 per share		(80.5)				(80.5)
Issuance of common stock		(9.0)			35.6	26.6
Purchase of common stock					(10.8)	(10.8)
Equity hedge shares received		67.0			(67.0)	–
Tax benefit related to stock options		3.7				3.7
ESOP debt and tax benefit		5.8		7.1		12.9
Balance December 29, 2001	230.9	1,184.9	(138.9)	(187.7)	(256.9)	832.3
Comprehensive income:						
Net earnings		185.0				185.0
Currency translation adjustment and other			17.8			17.8
Minimum pension liability			(2.3)			(2.3)
Total comprehensive income						200.5
Cash dividends declared-$0.99 per share		(85.6)				(85.6)
Issuance of common stock		(5.1)			27.8	22.7
Equity hedge shares delivered		(41.6)			41.6	–
Tax benefit related to stock options		3.0				3.0
ESOP debt and tax benefit		4.0		6.9		10.9
Balance December 28, 2002	**$ 230.9**	**$1,244.6**	**$ (123.4)**	**$ (180.8)**	**$ (187.5)**	**$ 983.8**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The Company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in fiscal years 2002, 2001, and 2000.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of shareowners' equity. Translation adjustments for operations in highly inflationary economies and exchange gains and losses on transactions are included in earnings, and amounted to net losses for 2002, 2001 and 2000 of $0.9 million, $0.1 million and $2.3 million, respectively.

CASH EQUIVALENTS Highly liquid investments with original maturities of three months or less are considered cash equivalents.

ACCOUNTS RECEIVABLE Trade receivables are stated at gross invoice amount less discounts, other allowances and rebates and provision for uncollectible accounts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS The Company estimates its allowance for doubtful accounts using two methods. First, the Company determines a specific reserve for individual accounts where information is available that the customer may have an inability to meet its financial obligations. Second, a general reserve is established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. The same methodology is utilized in estimating the allowance for doubtful accounts for off-balance sheet trade receivables discussed in Note C.

INVENTORIES U.S. inventories are valued at the lower of Last-In, First-Out (LIFO) cost or market. Other inventories are valued generally at the lower of First-In, First-Out (FIFO) cost or market.

FIXED ASSETS Property, plant and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using straight-line methods over the estimated useful lives of the assets.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company assesses whether machinery and equipment can be used at other facilities and if not, estimates the proceeds to be realized upon the sale of the assets. The impairment loss is then quantified by comparing the carrying amount of the assets to the weighted average discounted cash flows, which consider various possible outcomes for the disposition of the assets. Primarily as a result of plant rationalization, certain facilities and equipment are not currently used in operations. The Company recognized $8.4 million in impairment losses in the Tools segment in 2002 classified in other-net in the Consolidated Statements of Operations. Impairment losses of $10.4 million in 2001 were included in "Restructuring Charges and Asset Impairments" in the Consolidated Statements of Operations of which $0.3 million and $10.1 million related to the Doors and Tools segments, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets acquired are recorded at cost. Goodwill and other intangible assets were historically amortized using the straight-line method of amortization over their estimated useful lives.

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this Statement, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. Annual impairment testing must be performed on these assets using the guidance and criteria described in the Statement. All other intangible assets are amortized over their estimated useful lives.

FINANCIAL INSTRUMENTS The Company recognizes all derivative financial instruments, such as interest rate swap agreements, foreign currency options, and foreign exchange contracts, in the Consolidated Financial Statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareowners' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Prior to December 31, 2000, the Company also used interest rate swap agreements, foreign currency options and foreign exchange contracts for hedging purposes.

The net interest paid or received on the swaps is recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap. The Company manages exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward exchange contracts or currency options. The Company enters into forward exchange contracts to hedge intercompany loans and enters into purchased foreign currency options to hedge anticipated transactions. Gains and losses on forward exchange contracts are deferred and recognized as part of the underlying transactions. Changes in the fair value of options, representing a basket of foreign currencies to hedge anticipated cross-currency cash flows, are included in cost of sales. The Company does not use financial instruments for trading or speculative purposes.

REVENUE RECOGNITION Revenue is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product. In limited instances, certain sale transactions contain multiple elements for which revenue is recorded as the earnings process for these elements are completed. In circumstances where long-term contracts exist for customized product, revenue is recognized over the term of the contract using the percentage of completion method.

The Company enters into arrangements licensing its brand name on specifically approved products. The licensees pay the Company royalties as products are sold, subject to annual minimum guaranteed amounts. For those arrangements where the Company has continuing involvement with the licensee, royalty revenues are recognized as they are earned over the life of the agreement. For certain agreements, where the Company has no further continuing involvement with the licensee, the Company recognizes the guaranteed minimum royalties at the time the arrangement becomes effective and all applicable products have been approved.

INCOME TAXES Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

EARNINGS PER SHARE Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share includes the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

SHIPPING AND HANDLING FEES AND COSTS It is the general practice of the Company to not bill customers for freight. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping costs associated with outbound freight are included as a reduction in net sales and amounted to $119 million, $136 million and $132 million in 2002, 2001 and 2000, respectively. The Company records distribution costs in selling, general and administrative (SG&A) expenses that amounted to $72 million, $75 million and $82 million in 2002, 2001 and 2000, respectively.

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143, the Company will adopt this new accounting standard beginning in fiscal 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires costs associated with exit or disposal activities to be recognized when they are incurred and applies prospectively to such activities that are initiated in fiscal 2003 and beyond. Adoption of this standard is expected to impact the timing of recognition of costs associated with future exit and disposal activities, but will not impact the recognition of costs under the Company's existing programs.

In November 2002, FASB Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Company adopted the disclosure requirements as required by the Interpretation as of December 28, 2002. The Interpretation also requires that a liability for fair value of the obligation be recorded at the inception of a guarantee, for all guarantees issued or modified after December 31, 2002. The Company will adopt this accounting for fiscal 2003. The Company is currently assessing the impact this interpretation will have on its financial statements.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." This Interpretation addresses consolidation of variable interest entities which have equity investment at risk insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or entities with equity investors lacking certain essential characteristics of controlling financial interest. This Interpretation is effective immediately for variable interests created or obtained after January 31, 2003. For interests acquired prior to February 1, 2003, this Interpretation applies to the Company in the third quarter of 2003. Upon adoption of FIN 46 for existing variable interests, the Company expects to consolidate assets and obligations for one property under synthetic lease in the Consolidated Balance Sheets. As of December 28, 2002, the estimated fair values of assets and remaining obligations under the synthetic lease were $17.3 million and $10.8 million, respectively.

STOCK-BASED COMPENSATION The Company accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock. Stock-based employee compensation is discussed fully in Note K Capital Stock.

If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

(Millions of Dollars)	**2002**	2001	2000
Net income, as reported	**$ 185.0**	$ 158.3	$ 194.4
Add: Tax (benefit) on actual option exercises included in reported net income	**(3.0)**	(3.7)	(0.8)
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects	**5.4**	3.8	21.2
Pro forma net income, fair value method	**$ 176.6**	$ 150.8	$ 172.4
Earnings per share:			
Basic, as reported	**$ 2.14**	$ 1.85	$ 2.22
Basic, pro forma	**$ 2.04**	$ 1.76	$ 1.97
Diluted, as reported	**$ 2.10**	$ 1.81	$ 2.22
Diluted, pro forma	**$ 2.00**	$ 1.72	$ 1.97

Pro forma compensation cost relating to the stock options is recognized over the vesting period. The vesting periods used for 2002, 2001 and 2000 stock option grants are 3.9 years, 3.6 years and six months, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 3.2%, 2.6% and 3.8%; expected volatility of 30% for 2002, and 40% for 2001 and 2000; risk-free interest rates of 3.2%, 4.8% and 6.1%; and expected lives of 5 years in 2002, and 7 years in 2001 and 2000. The weighted average fair value of stock options granted in 2002, 2001 and 2000 was $7.30, $14.31 and $8.15, respectively.

Employee Stock Purchase Plan compensation cost is recognized in the fourth quarter when the purchase price for the following fiscal year is established. The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the following assumptions for 2002, 2001 and 2000, respectively: dividend yield of 3.3%, 3.0% and 5.2%; expected volatility of 30% for 2002, and 40% for 2001 and 2000; risk-free interest rates of 1.9%, 2.0% and 6.0%, and expected lives of one year. The weighted average fair value of those purchase rights granted in 2002, 2001 and 2000 was $7.50, $8.48 and $5.68, respectively.

RECLASSIFICATIONS Certain prior years' amounts have been reclassified to conform to the current year presentation.

In January 2002, the Company adopted Emerging Issues Task Force (EITF) Issue No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services." EITF No. 00-25 requires the reclassification of certain customer promotional payments previously reported in SG&A expenses as a reduction of revenue, and prior periods must be restated for comparability of results. Net sales and SG&A expenses are $17.8 million and $18.3 million lower for fiscal years 2001 and 2000, respectively, than previously published amounts, reflecting reclassification of certain cooperative advertising expenses.

B. ACQUISITIONS

In November 2002, the Company completed the acquisition of Best Lock Corporation dba Best Access Systems (Best) for $316.0 million. Best is a global provider of security access control systems. In 2003, the Company made an additional purchase price payment for Best totaling $0.6 million which will be accounted for as an increase to goodwill. Amounts assigned to major balance sheet categories for the Best acquisition include: current assets of $63.6 million, consisting principally of accounts receivables and inventories; long-term assets of $313.1 million, consisting of fixed assets and goodwill and other intangibles (see Note G Goodwill and Other Intangible Assets) and current liabilities of $38.3 million. If the results of operations of Best were included for the entire 2002 and 2001 fiscal years, net sales would have been $220.1 million and $243.3 million higher than the results reported in the 2002 and 2001 Consolidated Statements of Operations, respectively. Net income and earnings per share during these periods would not have been significantly different; however, Best's operating results during these periods are not necessarily indicative of future operating results.

During 2002, the Company acquired five other small businesses at a total cost of $42.7 million.

In April 2001, the Company acquired Contact East, a leading business to business distributor of mission critical tools and supplies for assembly, testing and repair of electronics in the United States for $79.3 million.

The aforementioned acquisitions were accounted for as purchase transactions and, accordingly, the operating results have been included in the Company's Consolidated Financial Statements since the date of acquisition. In connection with these acquisitions, the Company has recorded liabilities of $2.8 million in 2002 related to purchase contingencies. The acquisitions did not have a material impact on 2002 or 2001 operations.

Purchase accounting for the 2002 acquisitions is preliminary, primarily with respect to identification and valuation of intangibles, and is expected to be finalized by mid 2003. Further, $6.4 million in restructuring reserves were established in purchase accounting for the November 2002 Best acquisition due to planned closure of several Best offices and synergies in certain centralized functions. The $6.4 million is comprised of $5.3 million for severance and $1.1 million of other exit costs primarily related to non-cancelable leases. The Company began formulating the restructuring plans during the pre-acquisition due diligence work and these plans include activities initiated by Best management prior to the acquisition. It is possible that additional restructuring reserves for acquired companies may be required in the future.

C. ACCOUNTS AND NOTES RECEIVABLE

(Millions of Dollars)	2002	2001
Trade receivables	$ 507.1	$ 486.0
Other	67.3	97.6
Gross accounts and notes receivable	574.4	583.6
Allowance for doubtful accounts	(26.4)	(32.3)
Net accounts and notes receivable	$ 548.0	$ 551.3

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses. As of December 29, 2001, the Company had one customer that accounted for approximately 10% of its net receivables.

The Company has agreements to sell, on a revolving basis, undivided interests in defined pools of accounts and notes receivable to two Qualified Special Purpose Entities (QSPEs). The entities are designed to facilitate the securitization of certain trade accounts receivable, to fund the Mac Advantage financing program as well as provide long-term secured financing to Mac Tools wholesale distributors, and are used as an additional source of liquidity. At December 28, 2002 and December 29, 2001, the defined pools of receivables amounted to $238.1 million and $271.7 million, respectively. The proceeds from sales of such eligible receivables, to QSPEs, in revolving-period securitizations were $79.7 million in 2002 and $81.4 million in 2001, and these amounts have been deducted from receivables in the December 28, 2002 and December 29, 2001 Consolidated Balance Sheets. There were no gains or losses on these sales. As of December 28, 2002 and December 29, 2001, the Company had $32.4 million and $25.3 million, respectively, in receivables due from the Mac Tools related QSPE. The Company is responsible for servicing and collecting the receivables sold and held in the QSPEs. Any incremental additional costs related to such servicing and collection efforts are not significant.

D. INVENTORIES

(Millions of Dollars)	2002	2001
Finished products	$ 324.0	$ 308.0
Work in process	44.9	49.1
Raw materials	45.8	53.0
	$ 414.7	$ 410.1

Inventories in the amount of $314.4 million at December 28, 2002 and $277.0 million at December 29, 2001 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $49.9 million higher than reported at December 28, 2002 and December 29, 2001. The LIFO method is utilized in determining inventory value as it results in a better matching of cost and revenues.

E. PROPERTIES HELD FOR SALE

At December 28, 2002, the Company has five properties, valued at $5.2 million, classified as held for sale due to the Company's continued plant rationalization efforts. These assets are all reported within the Tools segment and consist of real property which is expected to be disposed of throughout the next year. At December 29, 2001, the Company had two properties held for sale with a book value of $3.1 million. Properties held for sale are carried at the lower of fair value or book value.

F. PROPERTY, PLANT AND EQUIPMENT

(Millions of Dollars)	2002	2001	Useful Life (Years)
Land	$ 23.6	$ 24.4	N/A
Land Improvements	17.4	16.0	10-20
Buildings	219.7	202.3	40
Machinery and equipment	963.8	903.9	3-15
Computer software	94.2	76.4	3-5
	1,318.7	1,223.0	
Less: accumulated depreciation and amortization	823.9	731.8	
	$ 494.8	$ 491.2	

(Millions of Dollars)	2002	2001	2000
Depreciation	$ 57.2	$ 59.1	$ 61.7
Amortization	10.3	12.4	12.1
Depreciation and amortization expense	$ 67.5	$ 71.5	$ 73.8

G. GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL In January 2002, the Company adopted SFAS No. 142 which changed the accounting for goodwill and intangible assets with an indefinite life whereby such assets are no longer amortized. For these assets, SFAS No. 142 requires an initial evaluation for impairment upon adoption and annual evaluations thereafter. The Company performed the initial evaluation upon adoption and a subsequent evaluation was performed in the third quarter of 2002; neither evaluation resulted in an impairment loss. The table below shows comparative pro-forma financial information as if goodwill had not been amortized for all periods presented (in millions, except per share amounts).

(Year Ended)	2002	2001	2000
Reported net income	$ 185.0	$ 158.3	$ 194.4
Goodwill amortization, net of tax	–	6.6	4.3
Adjusted net income	$ 185.0	$ 164.9	$ 198.7
Reported basic earnings per share	$ 2.14	$ 1.85	$ 2.22
Goodwill amortization, net of tax, per share	–	0.07	0.05
Adjusted basic earnings per share	$ 2.14	$ 1.92	$ 2.27
Reported diluted earnings per share	$ 2.10	$ 1.81	$ 2.22
Goodwill amortization, net of tax, per share	–	0.07	0.05
Adjusted diluted earnings per share	$ 2.10	$ 1.88	$ 2.27

The changes in the carrying amount of goodwill by segment are as follows:

(Millions of Dollars)	Tools	Doors	Total
Balance December 29, 2001	$ 203.4	$ 12.8	$ 216.2
Goodwill acquired during the year	–	126.1	126.1
Foreign currency translation and other	5.6	–	5.6
Balance December 28, 2002	**$ 209.0**	**$ 138.9**	**$ 347.9**

The increase in goodwill during 2002 resulted from business combinations completed or finalized during the period, primarily the acquisition of Best. When the purchase accounting for 2002 acquisitions is finalized, goodwill may be adjusted.

OTHER INTANGIBLE ASSETS Other intangible assets, at December 28, 2002 and December 29, 2001 were as follows:

(Millions of Dollars)	2002		2001	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets				
Patents and copyrights	**$ 17.6**	**$ (13.2)**	$ 17.3	$ (17.0)
Trademark	**16.7**	**(9.1)**	17.8	(11.6)
Customer relationships	**109.9**	**(1.2)**	–	–
Other intangible assets	**11.3**	**(6.2)**	15.6	(5.9)
Total	**$ 155.5**	**$ (29.7)**	$ 50.7	$ (34.5)
Unamortized Intangible Assets				
Trademark	**$ 67.7**		$ –	
Minimum pension liability	**3.5**		3.7	
Total	**$ 71.2**		$ 3.7	

Aggregate other intangibles amortization expense was $3.7 million, $2.7 million and $3.0 million for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively. Estimated amortization expense is $9.6 million for 2003, $9.3 million for 2004, $9.2 million for 2005, $8.9 million for 2006 and $8.4 million for 2007.

During 2002, the Company acquired certain businesses as discussed in Note B. In connection with these acquisitions, the Company recorded intangible assets. The purchase accounting, including amounts attributable to the fair value of identifiable intangible assets, is preliminary. When the purchase accounting is finalized, these amounts may be adjusted. The major intangible asset classes associated with these acquisitions have the following balances at December 28, 2002:

(Millions of Dollars)	**Gross Carrying Amount**	**Accumulated Amortization**	**Weighted Average Useful Life (years)**
Amortized Intangible Assets			
Patents and copyrights	$ 1.5	$ (0.1)	6
Customer relationships	109.9	(1.2)	16
Other intangible assets	0.2	–	3
Total	**$ 111.6**	**$ (1.3)**	
Unamortized Intangible Assets			
Trademark	**$ 67.7**		

E. ACCRUED EXPENSES

Accrued expenses at December 28, 2002 and December 29, 2001 follow:

(Millions of Dollars)	2002	2001
Payroll and related taxes	**$ 28.9**	$ 30.3
Insurance	**38.6**	27.2
Restructuring	**8.7**	21.2
Income taxes	**59.5**	77.2
Other	**135.3**	124.5
	$ 271.0	$ 280.4

F. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

(Millions of Dollars)		2002	2001
Notes payable in 2002	**7.4%**	**$ –**	$ 100.0
Notes payable in 2004	**5.8%**	**120.0**	120.0
Notes payable in 2007	**4.5%**	**75.0**	75.0
Notes payable in 2007	**3.5%**	**150.0**	–
Notes payable in 2012	**4.9%**	**200.0**	–
Industrial Revenue Bonds due in varying amounts to 2010	**5.8-6.8%**	**5.6**	19.6
ESOP loan guarantees, payable in varying monthly installments through 2009	**6.1%**	**17.4**	22.5
Other, including net swap receivables	**2.0-10.1%**	**5.8**	(20.2)
		573.8	316.9
Less: current maturities		**9.5**	120.1
		$ 564.3	$ 196.8

The Company has unused short-term and long-term credit arrangements with several banks to borrow up to $350.0 million at the lower of prime or money market rates. Of this amount, $100.0 million is long-term. Commitment fees range from 0.06% to 0.08%. In addition, the Company has short-term lines of credit with numerous foreign banks aggregating $98.0 million, of which $87.0 million was available at December 28, 2002. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $350.0 million is available to support the Company's commercial paper program. The weighted average interest rates on short-term borrowings at December 28, 2002 and December 29, 2001 were 1.7% and 2.3%, respectively.

To manage interest costs and foreign exchange risk, the Company maintains a portfolio of interest rate swap agreements. The portfolio includes currency swaps that convert $90.5 million of fixed rate United States dollar debt into 4.4% fixed rate Euro debt. The Company also has currency swaps that convert $39.0 million of variable rate United States dollar debt to variable rate Euro debt (3.4% weighted average rate). See Note J for more information regarding the Company's interest rate and currency swap agreements.

Aggregate annual maturities of long-term debt for each of the years from 2004 to 2007 are $122.7 million, $4.7 million, $0.9 million and $226.1 million, respectively. Interest paid during 2002, 2001 and 2000 amounted to $25.8 million, $33.4 million and $36.1 million, respectively.

Included in short-term borrowings on the Consolidated Balance Sheets are commercial paper and Extendible Commercial Notes utilized to support working capital requirements, which were $129.0 million and $160.0 million, as of December 28, 2002 and December 29, 2001, respectively.

On November 1, 2002, the Company issued 5-year and 10-year notes payable of $150.0 million and $200.0 million, respectively. The proceeds from these notes were used to acquire Best Lock Corporation and for general corporate purposes.

J. FINANCIAL INSTRUMENTS

The Company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed-rate debt proportions and to minimize the foreign exchange risk of obligations. To meet these objectives the Company enters into interest rate swap and currency swap agreements. A summary of instruments and weighted average interest rates follows. The weighted average variable pay and receive rates are based on rates in effect at the balance sheet dates. Variable rates are generally based on LIBOR or commercial paper rates with no leverage features.

(Millions of Dollars)	2002	2001
Currency swaps	**$ 124.2**	$ 105.3
pay rate	**4.1%**	4.1%
receive rate	**4.6%**	4.6%
maturity dates	**2004-2005**	2004-2005

The Company uses purchased currency options and forward exchange contracts to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the Company enters into forward exchange contracts to hedge intercompany loans and royalty payments. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At December 28, 2002 and December 29, 2001, the Company had forward contracts hedging intercompany loans and royalty payments totaling $12.7 million and $20.3 million, respectively. At December 28, 2002 and December 29, 2001, currency options hedged anticipated transactions totaling $128.1 million and $136.5 million, respectively. The forward contracts and options are primarily denominated in Canadian dollars, Australian dollars, Taiwanese dollars, Japanese Yen, Thailand Baht, Great Britain Pound, Israeli Shekels and Euro and generally mature within the next one year period.

The counterparties to these interest rate and currency financial instruments are major international financial institutions. The Company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The Company considers the risk of default to be remote.

A summary of the carrying values and fair values of the Company's financial instruments at December 28, 2002 and December 29, 2001 is as follows:

(Millions of Dollars)	2002		2001	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt, including current portion	**$ 578.9**	**$ 597.0**	$ 341.0	$ 346.8
Currency and interest rate swaps	**(5.1)**	**(27.6)**	(24.1)	(27.6)
	$ 573.8	**$ 569.4**	$ 316.9	$ 319.2

Generally, the carrying value of the debt related financial instruments is included in the balance sheet in long-term debt. The fair values of long-term debt are estimated using discounted cash flow analysis, based on the Company's marginal borrowing rates. The fair values of foreign currency and interest rate swap agreements are based on current settlement values. The carrying amount of cash equivalents and short-term borrowings approximates fair value.

K. CAPITAL STOCK

WEIGHTED-AVERAGE SHARES OUTSTANDING Weighted-average shares outstanding used to calculate basic and diluted earnings per share follows:

(Millions of Dollars, except per share amounts)	2002	2001	2000
Basic earnings per share-weighted-average shares outstanding	**86,452,974**	85,761,275	87,407,282
Dilutive effect of stock options and awards	**1,793,381**	1,706,074	260,499
Diluted earnings per share-weighted-average shares outstanding	**88,246,355**	87,467,349	87,667,781

COMMON STOCK SHARE ACTIVITY Common stock share activity for 2002, 2001 and 2000 follows:

	2002	2001	2000
Outstanding, beginning of year	**84,658,747**	85,188,252	88,945,175
Issued from treasury	**2,181,151**	1,170,480	557,490
Returned to treasury	**(4,781)**	(1,699,985)	(4,314,413)
Outstanding, end of year	**86,835,117**	84,658,747	85,188,252

COMMON STOCK RESERVED Common stock shares reserved for issuance under various employee and director stock plans at December 28, 2002 and December 29, 2001 follows:

	2002	2001
Employee Stock Purchase Plan	**3,677,300**	3,797,153
Stock-based compensation plans	**19,022,666**	20,769,666
	22,699,966	24,566,819

PREFERRED STOCK PURCHASE RIGHTS Each outstanding share of common stock has one half of a share purchase right. Each purchase right may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. The rights, which do not have voting rights, expire on March 10, 2006, and may be redeemed by the Company at a price of $0.01 per right at any time prior to the tenth day following the public announcement that a person has acquired beneficial ownership of 10% or more of the outstanding shares of common stock.

In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving Company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the Company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the exercise price of the right. At December 28, 2002, there were 43,417,559 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.

STOCK-BASED COMPENSATION PLANS The Company has stock-based compensation plans for salaried employees and non-employee directors of the Company and its affiliates. The plans provide for discretionary grants of stock options, restricted stock shares and other stock-based awards. Stock options are granted at the market price of the Company's stock on the date of grant and have a ten-year term. Generally, stock option grants made in 2001 and later years become 50% vested after three years from the date of grant and the remaining 50% become vested after five years, whereas grants made in fiscal 2000 and earlier years generally vested 50% after one year from date of grant and the remaining 50% vested after two years.

Stock option amounts and weighted-average exercise prices follow:

	2002		2001		2000	
	Options	**Price**	Options	Price	Options	Price
Outstanding, beginning of year	**9,855,884**	**$29.17**	9,989,441	$27.19	6,413,578	$28.89
Granted	**1,944,250**	**32.91**	1,967,352	38.30	4,142,650	23.89
Exercised	**(593,188)**	**24.72**	(833,529)	25.19	(356,160)	20.12
Forfeited	**(197,250)**	**29.65**	(1,267,380)	30.38	(210,627)	22.97
Outstanding, end of year	**11,009,696**	**$30.06**	9,855,884	$29.17	9,989,441	$27.19
Exercisable, end of year	**7,326,094**	**$27.31**	6,382,194	$27.71	6,192,691	$27.28

Outstanding and exercisable stock option information at December 28, 2002 follows:

	Outstanding Stock Options			**Exercisable Stock Options**	
Exercise Price Ranges	Options	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
$19.34-24.97	2,867,521	7.0	$21.70	2,867,521	$21.70
$25.13-34.62	5,645,573	7.1	$29.56	3,844,823	$28.83
$35.23-55.98	2,496,602	7.9	$40.79	613,750	$44.00
	11,009,696	7.3	$30.06	7,326,094	$27.31

EMPLOYEE STOCK PURCHASE PLAN The Employee Stock Purchase Plan enables substantially all employees in the United States, Canada and Belgium to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($32.56 per share for fiscal year 2002 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 2002, 2001 and 2000 shares totaling 119,853, 273,784, and 100,369, respectively, were issued under the plan at average prices of $31.42, $17.32 and $20.82 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN The Long-Term Stock Incentive Plan (LTSIP) provides for the granting of awards to senior management employees for achieving Company performance measures. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are generally payable in shares of common stock as directed by the Committee. Shares totaling 12,035, 10,742, and 41,532 were issued in 2002, 2001 and 2000, respectively. LTSIP expense was $0.2 million in 2002, $0.1 million in 2001 and $0.8 million in 2000.

COMMON STOCK EQUITY HEDGE The Company enters into equity hedges, in the form of equity forwards on Stanley common shares, to offset the dilutive effect of in-the-money stock options on earnings per share and to reduce potential cash outflow for the repurchase of the Company's stock to offset stock option exercises. The counterparties to these forward contracts are major U.S. financial institutions with whom management believes the risk of non-performance is remote. Interim quarterly settlements are in shares of stock, not cash, and are accounted for within equity. Cash settlements may be elected at the option of the Company. The Company has historically made no cash settlement elections. The Company is obligated to issue the number of shares equating to $6.1 million in market value for every $1 decrease in the stock price. The maximum number of shares that could be issued in net settlement of the equity hedge contracts is 75.4 million shares; the maximum share issuance would occur only if the Company's stock price declined to $2.83 per share. At December 28, 2002 there were 6.1 million shares underlying the $213.3 million notional amount of the equity forward contracts, of which $174.6 million matures on December 31, 2003 and $38.7 million on September 24, 2004.

When the price of Stanley stock has appreciated since the last quarterly interim settlement, the Company receives Stanley common shares from the counterparties. When the price of Stanley stock has depreciated since the last quarterly interim settlement, the Company delivers Stanley common stock from treasury shares to the counterparties. If the stock price declines, the Company may issue shares to the counterparties that exceed the favorable offset of stock options coming "out of the money," resulting in dilution of earnings per share.

Aggregate annual settlement activity under the equity hedge was as follows: 1,338,708 shares of common stock with a market value of $46.6 million ($41.6 million book value) delivered in 2002; 1,432,264 shares of common stock with a market and book value of $67.0 million received in 2001; and 25,166 shares of common stock with a $0.3 million value delivered in 2000.

L. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss at the end of each fiscal year was as follows:

(Millions of Dollars)	**2002**	2001	2000
Currency translation adjustment	**($119.2)**	($136.3)	($123.4)
Minimum pension liability	**(5.2)**	(2.9)	(1.1)
Cash flow hedge effectiveness	**1.0**	0.3	–
Accumulated other comprehensive loss	**($123.4)**	($138.9)	($124.5)

M. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) Substantially all U.S. employees may contribute from 1% to 15% of their salary to a tax deferred savings plan. Employees elect where to invest their own contributions. The Company contributes an amount equal to one-half of the employee contribution up to the first 7% of their salary, all of which is invested in the Company's common stock. The amounts in 2002, 2001 and 2000 under this matching arrangement were $5.7 million, $5.8 million and $7.0 million, respectively.

The Company also provides a non-contributory benefit for U.S. salaried and non-union hourly employees, called the Cornerstone plan. Under this benefit arrangement, the Company contributes amounts ranging from 3% to 9% of employee compensation based on age. Approximately 2,500 U.S. employees receive an additional average 1.5% contribution actuarially designed to replace the pension benefits curtailed in 2001. Contributions under the Cornerstone plan were $12.8 million in 2002, $12.7 million in 2001 and $13.0 million in 2000. Assets of the Cornerstone defined contribution plan are invested in equity securities and bonds.

Shares of the Company's common stock held by the ESOP were purchased with the proceeds of external borrowings in 1989 and borrowings from the Company in 1991. The external ESOP borrowings are guaranteed by the Company and are included in long-term debt. Shareowners' equity reflects both the internal and the external borrowing arrangements.

Unallocated shares are released from the trust based on current period debt principal and interest payments as a percentage of total future debt principal and interest payments. These released shares along with allocated dividends, dividends on unallocated shares acquired with the 1991 loan, and shares purchased on the open market are used to fund employee contributions, employer contributions and dividends earned on participant account balances. Dividends on unallocated shares acquired with the 1989 loan are used only for debt service.

Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The Company's net ESOP activity resulted in expense of $0.1 million in 2002, $0.1 million in 2001 and $8.6 million in 2000. ESOP expense is affected by the market value of Stanley common stock on the monthly dates when shares are released. In 2002, the market value of shares released averaged $39.62 per share and the net ESOP expense was negligible. ESOP expense may increase in the future in the event the market value of shares declines.

Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $12.6 million in 2002, $13.6 million in 2001 and $14.2 million in 2000. Interest costs incurred by the ESOP on external debt for 2002, 2001 and 2000 were $1.2 million, $1.5 million and $1.9 million, respectively. Both allocated and unallocated ESOP shares are treated as outstanding for purposes of computing earnings per share. As of December 28, 2002, the number of ESOP shares allocated to participant accounts was 5,092,393 and the number of unallocated shares was 7,126,731. The fair value of the unallocated ESOP shares at December 28, 2002 was $246.8 million.

PENSION AND OTHER BENEFIT PLANS The Company sponsors pension plans covering most domestic hourly and executive employees, and approximately 2,250 foreign employees. Benefits are generally based on salary and years of service, except for collective bargaining employees whose benefits are based on a stated amount for each year of service.

In 2001, the Company curtailed the U.S. salaried and non-union hourly plan with respect to eliminating the impact from future salary increases on benefits, resulting in a pre-tax curtailment gain of $29.3 million. The Company recorded an $18.4 million pre-tax gain associated with final settlement of these pension obligations in June 2002, which reflects a reduction for excise taxes and other expenses from the $37.2 million actuarially determined settlement gain reported in the pension expense table below. U.S. pension income through the June 2002 settlement date reflects a 9% expected rate of return on plan assets. After the settlement date, a 7% expected return on plan assets assumption was applied reflecting the Company's intention to invest these assets more conservatively in the future.

The Company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. Plan assets are invested in equity securities, bonds, real estate and money market instruments.

The Company contributes to multi-employer plans for certain collective bargaining U.S. employees. In addition, various other defined contribution plans are sponsored worldwide.

(Millions of Dollars)	**2002**	2001	2000
Multi-employer plan expense	**$ 0.4**	$ 0.5	$ 0.5
Defined contribution plan expense	**$ 0.9**	$ 3.3	$ 2.3

The components of net periodic pension cost are as follows:

	U.S. Plans			Non-U.S. Plans		
(Millions of Dollars)	**2002**	2001	2000	**2002**	2001	2000
Service cost	**$ 3.0**	$ 2.6	$ 3.0	**$ 5.1**	$ 4.7	$ 5.6
Interest cost	**8.4**	19.4	20.8	**8.2**	7.5	7.3
Expected return on plan assets	**(15.0)**	(34.0)	(36.8)	**(11.0)**	(10.9)	(11.7)
Amortization of transition asset	**(0.3)**	(0.6)	(0.6)	**(0.2)**	(0.1)	(0.1)
Amortization of prior service cost	**1.0**	1.0	0.9	**0.5**	0.3	0.3
Actuarial gain	**(1.1)**	(3.7)	(4.2)	**(0.2)**	–	(0.8)
Settlement / Curtailment gain	**(37.2)**	(29.3)	–	**0.2**	–	(1.4)
Net periodic pension (income) expense	**$(41.2)**	$(44.6)	$(16.9)	**$ 2.6**	$1.5	$(0.8)

The Company provides medical and dental benefits for certain retired employees in the United States. In addition, U.S. employees who retire from active service are eligible for life insurance benefits. Net periodic postretirement benefit expense was $1.5 million in 2002, $1.8 million in 2001 and $1.7 million in 2000.

The changes in the pension and other postretirement benefit obligations, fair value of plan assets as well as amounts recognized in the consolidated balance sheets, are shown below:

	PENSION BENEFITS				OTHER BENEFITS	
	U.S. Plans		Non-U.S. Plans		U.S. Plans	
(Millions of Dollars)	**2002**	2001	**2002**	2001	**2002**	2001
Change in benefit obligation:						
Benefit obligation at end of prior year	**$ 249.5**	$ 262.6	**$ 130.3**	$ 120.1	**$ 17.9**	$ 14.4
Service cost	**3.0**	2.6	**5.1**	4.7	**0.4**	0.6
Interest cost	**8.4**	19.4	**8.2**	7.5	**1.1**	1.2
Curtailments / settlements	**(187.0)**	(29.7)	**0.1**	–	–	–
Change in discount rate	**2.0**	14.8	**(2.1)**	2.1	**0.7**	0.7
Actuarial (gain) loss	**39.0**	17.4	**(1.7)**	4.5	**0.2**	2.7
Plan amendments	**0.1**	1.6	**0.9**	1.5	**(0.8)**	–
Foreign currency exchange rates	–	–	**12.3**	(4.6)	–	–
Acquisitions	**12.6**	–	**0.2**	–	–	–
Benefits paid	**(82.7)**	(39.2)	**(9.2)**	(5.5)	**(2.2)**	(1.7)
Benefit obligation at end of year	**$ 44.9**	$ 249.5	**$ 144.1**	$ 130.3	**$ 17.3**	$ 17.9
Change in plan assets:						
Fair value of plan assets at end of prior year	**$ 396.9**	$ 406.8	**$ 119.6**	$ 142.9	**$ –**	$ –
Actual return on plan assets	**(6.8)**	28.6	**(10.7)**	(15.2)	–	–
Foreign currency exchange rate changes	–	–	**10.6**	(5.2)	–	–
Employer contribution	**1.3**	0.7	**11.3**	2.6	**2.2**	1.7
Curtailments / settlements	**(301.8)**	–	–	–	–	–
Benefits paid	**(82.7)**	(39.2)	**(9.2)**	(5.5)	**(2.2)**	(1.7)
Acquisitions	**7.1**	–	–	–	–	–
Fair value of plan assets at end of plan year	**$ 14.0**	$ 396.9	**$ 121.6**	$ 119.6	–	$ –
Funded status-assets (less than) in excess benefit obligation	**$ (30.9)**	$ 147.4	**$ (22.5)**	$ (10.7)	**$ (17.3)**	$ (17.9)
Unrecognized prior service cost	**6.2**	7.1	**5.4**	4.8	**(0.6)**	0.1
Unrecognized net actuarial loss (gain)	**10.1**	(90.8)	**40.0**	24.4	**2.7**	1.8
Unrecognized net (asset) liability at transition	–	(0.6)	**0.1**	–	–	–
Net amount recognized	**$ (14.6)**	$ 63.1	**$ 23.0**	$ 18.5	**$ (15.2)**	$ (16.0)
Amounts recognized in the consolidated balance sheet:						
Prepaid benefit cost	**$ 5.8**	$ 75.9	**$ 35.6**	$ 23.9	**$ –**	$ –
Accrued benefit liability	**(28.7)**	(19.3)	**(13.0)**	(5.9)	**(15.2)**	(16.0)
Intangible asset	**3.1**	3.6	**0.4**	0.5	–	–
Accumulated other comprehensive loss	**5.2**	2.9	–	–	–	–
Net amount recognized	**$ (14.6)**	$ 63.1	**$ 23.0**	$ 18.5	**$ (15.2)**	$ (16.0)

Weighted average assumptions used:

	PENSION BENEFITS				OTHER BENEFITS	
	U.S. Plans		Non-U.S. Plans		U.S. Plans	
(Millions of Dollars)	**2002**	2001	**2002**	2001	**2002**	2001
Discount rate	**6.5%**	7.0%	**6.0%**	6.0%	**6.5%**	7.0%
Average wage increase	**4.0%**	4.0%	**3.25%**	3.5%	**–**	–
Expected return on plan assets	**8.75%**	9.0%	**7.75%**	8.5%	**–**	–

Pension plans in which accumulated benefit obligation exceeds plan assets at year end:

	U.S. Plans		Non-U.S. Plans	
	2002	2001	**2002**	2001
Projected benefit obligation	**$ 39.9**	$ 21.1	**$ 143.4**	$ 30.3
Accumulated benefit obligation	**$ 36.0**	$ 18.8	**$ 130.7**	$ 24.2
Fair value of plan assets	**$ 7.1**	$ –	**$ 120.4**	$ 19.0

The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 12.0% for 2003, reducing gradually to 6% by 2013 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rate would have the following effects as of December 28, 2002:

(Millions of Dollars)	1 % Point Increase	1 % Point Decrease
Effect on the net periodic postretirement benefit cost	$ 0.1	$ (0.1)
Effect on the postretirement benefit obligation	0.7	(0.6)

N. OTHER COSTS AND EXPENSES

Other-net in 2002 includes a pre-tax nonrecurring pension settlement gain of $18.4 million ($0.06 per share), and $11.3 million in pre-tax income ($0.09 per share) from an environmental settlement with an insurance carrier. In addition, 2002 reflects $8.4 million of impairment losses recognized on machinery and equipment primarily related to plant rationalization activities. There was no goodwill amortization expense in 2002, due to the adoption of SFAS No. 142, while goodwill amortization expense was $7.6 million in 2001 and $5.3 million in 2000. Other-net in 2001 includes a pre-tax nonrecurring pension curtailment gain of $29.3 million, or $0.22 per share, net of taxes. Other-net is primarily comprised of intangibles amortization expense, gains and losses on asset dispositions, currency impact, environmental expense, results from unconsolidated entities, and expenses related to the Mac Advantage financing program.

Advertising costs, classified in SG&A expenses, are expensed as incurred and amounted to $21.6 million in 2002, $25.5 million in 2001 and $30.3 million in 2000. Cooperative advertising expense reported as a deduction in net sales was $24.2 million in 2002, $18.2 million in 2001 and $19.1 million in 2000.

Research and development costs were $9.1 million, $12.5 million and $13.6 million for the fiscal years 2002, 2001 and 2000, respectively.

O. RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER SPECIAL CHARGES

In 2001, the Company undertook initiatives to reduce its cost structure and executed several business repositionings intended to improve its competitiveness. These actions resulted in the closure of 13 facilities and a net employment reduction of approximately 2,200 production, selling and administrative people. As a result, the Company recorded $72.4 million of restructuring and asset impairment charges. Reserves were established for these initiatives consisting of $54.8 million for severance, $10.4 million for asset impairment charges and $7.2 million for other exit costs. The charges for asset impairments were primarily related to manufacturing and other assets that were retired and disposed of as a result of manufacturing facility closures.

At December 28, 2002 and December 29, 2001, restructuring and asset impairment reserve balances were $2.3 million and $38.5 million. The December 29, 2001 balance reflects $5.8 million related to the impairment of assets. The December 28, 2002 balance relates primarily to 2001 initiatives.

As of December 28, 2002, 86 manufacturing and distribution facilities have been closed as a result of the restructuring initiatives since 1997. In 2002, 2001 and 2000, approximately 1,000, 2,100 and 900 employees had been terminated as a result of restructuring initiatives, respectively. Severance payments of $26.0 million, $41.7 million and $29.1 million and other exit payments of $4.4 million, $3.4 million and $3.1 million were made in 2002, 2001 and 2000, respectively. Write-offs of impaired assets were $5.8 million, $7.9 million and $7.0 million in 2002, 2001 and 2000, respectively.

In June 2002 and September 2001, $8.4 million and $4.8 million in severance charges were recorded, respectively, as the Company continued to rationalize its headcount to provide further SG&A expense reductions. These charges were classified within SG&A expense in the Consolidated Statements of Operations. These actions resulted in the termination of approximately 200 selling and administrative employees in each year. As of December 28, 2002, no accrual remained as all of the severance has been expended.

In 2002, $6.4 million in restructuring reserves were established in purchase accounting for the Best acquisition, due to planned closure of several Best offices and synergies in certain centralized functions. The $6.4 million is comprised of $5.3 million for severance and $1.1 million for other exit costs primarily related to non-cancelable leases.

P. BUSINESS SEGMENT AND GEOGRAPHIC AREA

The Company operates worldwide in two reportable business segments: Tools and Doors. The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. The Doors segment includes commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor, door locking systems, commercial and consumer hardware.

BUSINESS SEGMENTS

(Millions of Dollars)	**2002**	2001	2000
Net Sales			
Tools	**$ 1,954.3**	$ 2,007.9	$ 2,128.8
Doors	**638.7**	598.7	601.8
Consolidated	**$ 2,593.0**	$ 2,606.6	$ 2,730.6
Operating Profit			
Tools	**$ 207.6**	$ 265.6	$ 285.7
Doors	**81.0**	63.8	55.1
Consolidated	**288.6**	329.4	340.8
Restructuring charges and asset impairments	**–**	(72.4)	–
Interest income	**4.0**	6.7	7.5
Interest expense	**(28.5)**	(32.3)	(34.6)
Other-net	**8.4**	5.3	(20.0)
Earnings before income taxes	**$ 272.5**	$ 236.7	$ 293.7
Segment Assets			
Tools	**$ 1,564.0**	$ 1,615.8	$ 1,502.4
Doors	**710.0**	318.0	260.3
	2,274.0	1,933.8	1,762.7
Corporate assets	**144.2**	121.9	122.1
Consolidated	**$ 2,418.2**	$ 2,055.7	$ 1,884.8
Capital Expenditures			
Tools	**$ 41.4**	$ 59.8	$ 44.5
Doors	**10.9**	13.3	19.9
Consolidated	**$ 52.3**	$ 73.1	$ 64.4
Depreciation and Amortization			
Tools	**$ 59.6**	$ 67.9	$ 65.0
Doors	**11.6**	13.9	17.1
Consolidated	**$ 71.2**	$ 81.8	$ 82.1

The Company assesses the performance of its reportable business segments using operating profit, which follows the same accounting policies as those described in Note A. Operating profit excludes interest income, interest expense, other-net, and income tax expense. In addition, operating profit excludes restructuring charges and asset impairments. Corporate and shared expenses are allocated to each segment. Sales between segments are not material. Segment assets primarily include accounts receivable, inventory, other current assets, property, plant and equipment, intangible assets and other miscellaneous assets. Corporate assets and unallocated assets are cash, deferred income taxes and certain other assets. Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of each Stanley subsidiary.

Sales to The Home Depot were approximately 21%, 20% and 18% of consolidated net sales in 2002, 2001 and 2000, respectively. For 2002, 2001 and 2000 net sales to this one customer amounted to approximately 47%, 45% and 40% of segment net sales, respectively, for the Doors segment and approximately 13%, 12% and 11%, respectively for the Tools segment.

GEOGRAPHIC AREAS

(Millions of Dollars)	**2002**	2001	2000
Net Sales			
United States	**$ 1,841.7**	$ 1,885.2	$ 1,984.0
Other Americas	**185.3**	167.6	185.0
Europe	**472.1**	456.7	459.3
Asia	**93.9**	97.1	102.3
Consolidated	**$ 2,593.0**	$ 2,606.6	$ 2,730.6
Long-Lived Assets			
United States	**$ 878.8**	$ 590.4	$ 458.3
Other Americas	**31.8**	28.5	31.3
Europe	**278.1**	254.1	266.7
Asia	**39.1**	38.2	34.2
Consolidated	**$ 1,227.8**	$ 911.2	$ 790.5

INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of the end of each fiscal year were as follows:

(Millions of Dollars)	2002	2001
Deferred tax liabilities:		
Depreciation	**$ 80.6**	$ 78.0
Other	**11.6**	5.8
Total deferred tax liabilities	**92.2**	83.8
Deferred tax assets:		
Employee benefit plans	**27.3**	16.5
Doubtful accounts	**9.5**	10.8
Inventories	**14.6**	7.7
Amortization of intangibles	**23.6**	14.7
Accruals	**12.0**	12.8
Restructuring charges	**11.7**	14.9
Foreign and state operating loss carryforwards	**15.2**	21.0
Other	**9.3**	0.8
	123.2	99.2
Valuation allowance	**(15.2)**	(21.0)
Total deferred tax assets	**108.0**	78.2
Net deferred tax asset (liability)	**$ 15.8**	$ (5.6)

Valuation allowances reduced the deferred tax asset attributable to foreign and state loss carryforwards to the amount that, based upon all available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income and capital gains in specific foreign countries and specific states, or changes in circumstances which cause the recognition of the benefits to become more likely than not.

Income tax expense consisted of the following:

(Millions of Dollars)	2002	2001	2000
Current:			
Federal	**$ 98.0**	$ 24.1	$ 40.1
Foreign	**13.7**	19.6	16.7
State	**10.4**	5.9	7.0
Total current	**122.1**	49.6	63.8
Deferred (benefit):			
Federal	**(36.0)**	33.4	34.7
Foreign	**1.4**	(7.0)	(2.9)
State	**–**	2.4	3.7
Total deferred (benefit)	**(34.6)**	28.8	35.5
Total	**$ 87.5**	$ 78.4	$ 99.3

Income taxes paid during 2002, 2001 and 2000 were $120.0 million and $41.4 million and $59.7 million, respectively. During 2002, the Company had tax holidays with Poland, Thailand, and China. Tax holidays resulted in a $2.2 million reduction in tax expense in 2002, $4.2 million in 2001, and $2.2 million in 2000. The tax holidays in Poland and China expired in 2002, the tax holiday in Thailand is in place until 2010.

The reconciliation of federal income tax at the statutory federal rate to income tax at the effective rate was as follows:

(Millions of Dollars)	2002	2001	2000
Tax at statutory rate	**$ 95.5**	$ 82.8	$ 102.8
State income taxes, net of federal benefits	**6.7**	5.4	6.7
Difference between foreign and federal income tax	**(14.3)**	(15.9)	(7.0)
Other-net	**(0.4)**	6.1	(3.2)
Income taxes	**$ 87.5**	$ 78.4	$ 99.3

The components of earnings before income taxes consisted of the following:

(Millions of Dollars)	2002	2001	2000
United States	**$ 180.6**	$ 193.6	$ 241.9
Foreign	**91.9**	43.1	51.8
Total pre-tax earnings	**$ 272.5**	$ 236.7	$ 293.7

Undistributed foreign earnings of $119.4 million at December 28, 2002 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

R. COMMITMENTS

The Company has noncancelable operating lease agreements, principally related to facilities, vehicles, machinery and equipment. At December 28, 2002, the aggregate amount of all future minimum lease payments was $92.3 million allocated as follows (in millions of dollars): $43.6 in 2003, $16.1 in 2004, $9.8 in 2005, $6.8 in 2006, $5.8 in 2007 and $10.2 thereafter. Minimum payments have not been reduced by minimum sublease rentals of $3.0 million due in the future under noncancelable subleases. Rental expense for operating leases was $36.4 million in 2002, $36.8 million in 2001 and $46.3 million in 2000.

The Company has $31.3 million in commitments for outsourcing arrangements, principally related to information systems and telecommunications, which expire at various dates through 2009. In addition, the Company has approximately $60.7 million in material purchase commitments expiring through 2006. The future estimated minimum payments under these commitments, in millions of dollars, as of December 28, 2002 were $66.2 in 2003, $7.7 in 2004, $5.3 in 2005, $5.3 in 2006, $2.5 in 2007 and $5.0 thereafter.

The Company has numerous assets, predominantly vehicles and equipment, under a one-year term renewable U.S. master personal property lease. Residual value obligations, which approximate the fair value of the related assets, under this master lease were $42.9 million at December 28, 2002. The U.S. master personal property lease obligations are not reflected in the future minimum lease payments since the initial and remaining term does not exceed one year. The Company routinely exercises various lease renewal options and frequently purchases leased assets for fair value at the end of lease terms.

S. GUARANTEES

(Millions of Dollars)	Maximum Potential Payment	Carrying Amount of Liability
Financial guarantees:		
Credit facilities and debt obligations – consolidated subsidiaries	$ 19.8	$ –
Commercial customer financing arrangements	1.9	–
Standby letters of credit	14.7	–
Government guarantees	0.1	–
Guarantees on the residual values of leased properties	10.7	–
Guarantees on leases for divested business which are subleased	1.2	0.3
Balance December 28, 2002	**$ 48.4**	**$ 0.3**

The Company has sold various businesses and properties over many years and provided standard indemnification to the purchasers with respect to any unknown liabilities, such as environmental, which may arise in the future that are attributable to the time of Stanley's ownership. The Company has not accrued any liabilities associated with these general indemnifications since there are no identified exposures.

The Company provides product and service warranties which vary across its businesses. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available.

The changes in the carrying amount of product and service warranties for the year ended December 28, 2002 are as follows:

(Millions of Dollars)	
Balance December 29, 2001	$ 6.6
Warranties and guarantees issued	15.1
Warranty payments	(15.3)
Adjustments to provision	(0.1)
Balance December 28, 2002	**$ 6.3**

[illegible] CONTINGENCIES

The Company is involved in various legal proceedings relating to environmental issues, employment, product liability and workers' compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel, as well as an actuary for risk insurance. Management believes that the ultimate disposition of these matters will not have a material adverse effect on operations or financial condition taken as a whole.

The Company recognizes liabilities for contingent exposures when analysis indicates it is both probable that an asset has been impaired or that a liability has been incurred and the amount of impairment or loss can reasonably be estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued.

In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the Company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including ten active Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the Company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the Company's volumetric contribution at these sites is relatively small.

The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 28, 2002 and December 29, 2001, the Company had reserves of $16.7 million and $14.6 million respectively, primarily for remediation activities associated with Company-owned properties as well as for Superfund sites that are probable and estimable. The range of environmental remediation costs that is reasonably possible is $16.7 to $41.0 million.

The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The environmental liability for certain sites that have cash payments that are fixed or reliably determinable have been discounted to present value. The discounted and undiscounted amount of the liability relative to these sites is $5.5 million and $7.7 million, respectively, as of December 28, 2002 and $8.2 million and $6.3 million, respectively, as of December 29, 2001. The payments relative to these sites are expected to be $1.2 million in 2003, $1.4 million in 2004, $1.0 million in 2005, $0.3 million in 2006, $0.3 million in 2007 and $3.5 million thereafter.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Millions of Dollars, except per share amounts)

2002	**First**	**Second**[A]	**Third**	**Fourth**[B,C]	**Year**
Net sales	**$ 616.7**	**$ 649.1**	**$ 665.5**	**$ 661.7**	**$2,593.0**
Gross profit	**215.5**	**223.0**	**209.9**	**187.4**	**835.8**
Selling, general and administrative expenses	**135.1**	**134.9**	**133.4**	**143.8**	**547.2**
Net earnings	**48.9**	**63.3**	**54.7**	**18.1**	**185.0**
Net earnings per share:					
Basic	**$ 0.57**	**$ 0.74**	**$ 0.63**	**$ 0.21**	**$ 2.14**
Diluted	**$ 0.56**	**$ 0.72**	**$ 0.62**	**$ 0.20**	**$ 2.10**

2001	First[D]	Second	Third[E]	Fourth[F]	Year
Net sales	$ 621.6	$ 671.6	$ 671.4	$ 642.0	$2,606.6
Gross profit	223.1	234.3	234.6	213.3	905.3
Selling, general and administrative expenses	148.9	146.1	147.4	133.5	575.9
Restructuring and asset impairment charges	18.3	0.0	0.0	54.1	72.4
Net earnings	46.6	50.7	54.5	6.5	158.3
Net earnings per share:					
Basic	$ 0.54	$ 0.59	$ 0.64	$ 0.08	$ 1.85
Diluted	$ 0.54	$ 0.58	$ 0.62	$ 0.07	$ 1.81

[A] Second quarter results include an $8.4 million charge to selling, general and administrative expenses for severance and related costs associated with employment reductions. This charge was offset by an $18.4 million gain associated with the final settlement of a defined benefit plan recorded in other-net. The second quarter charges and credit had a zero net income impact.

[B] Fourth quarter results include pre-tax charges of $22.2 million related to the following: an $8.0 million reassessment of Mac Direct inventory and accounts receivable valuations as a result of a new retail control system ($6.5 million reflected in cost of sales and $1.5 million included in selling, general and administrative expenses); a $6.8 million inventory valuation adjustment recorded in cost of sales attributable to Fastening Systems business recent cost estimation process improvements; and a $7.4 million fixed asset impairment related primarily to the U.S. plant consolidation, included in other-net. In addition, the Company recognized $8.7 million, or $0.07 per share, in environmental income arising from a settlement with an insurance carrier.

[C] Fourth quarter results include $5.6 million or $0.04 per share of accounting corrections. These corrections relate primarily to expense capitalization and depreciation which arose in prior fiscal years and account for the difference between earnings set forth in these financial statements and unaudited amounts included in the Company's January 24, 2003 earnings release. These costs were classified within the 2002 Consolidated Statement of Operations as follows — (i) sales — $0.5 million, (ii) cost of sales $4.4 million; and (iii) other-net — $0.7 million. Management believes that these corrections are immaterial to any previously reported results of prior periods, but has recorded them in the aggregate in the fourth quarter of the year ended December 28, 2002.

[D] First quarter restructuring and asset impairment charges include $17 million for severance and $1 million for other exit costs. First quarter results also include a pension curtailment gain of $29 million, and $11 million in charges related to several business repositionings and a series of initiatives at Mac Tools. The $11 million was classified in the statement of operations as follows: $6 million in cost of sales, $3 million in selling, general and administrative expenses and $2 million in other-net.

[E] Third quarter results include $5 million of charges for severance recorded in selling, general and administrative expenses offset by $5 million in credits for tax benefits.

[F] Fourth quarter restructuring and asset impairments charges include $38 million for severance, $10 million for asset impairments, and $6 million for other exit costs. Also included in fourth quarter results is a $6 million charge to cost of sales for disposition of inventory for discontinued manufacturing plants and SKUs.

CORPORATE INFORMATION

BOARD OF DIRECTORS



John G. Breen [2,4]
Retired; former Chairman
The Sherwin Williams Company



Robert G. Britz [3,5]
President, Co-Chief Operating Officer
and Executive Vice Chairman
The New York Stock Exchange



Stillman B. Brown [1,4,5]
Managing General Partner
Harcott Associates Investments



Emmanuel A. Kampouris [3,5]
Retired; former Chairman
President and Chief Executive Officer
American Standard Companies, Inc.



Eileen S. Kraus [1,2,4]
Retired; former Chairman
Connecticut Fleet National Bank



John D. Opie [2,3]
Retired; former Vice Chairman
of the Board and Executive Officer
General Electric Company



Derek V. Smith [2,5]
President and Chief Executive Officer
ChoicePoint, Inc.



John M. Trani [1]
Chairman and Chief Executive Officer
The Stanley Works



Kathryn D. Wriston [1,3,4]
Director of various organizations

1 Member of the Executive Committee 2 Member of the Audit Committee 3 Member of the Corporate Governance Committee 4 Member of the Finance and Pension Committee 5 Member of the Compensation and Organization Committee

EXECUTIVE OFFICERS

Bruce H. Beatt
Vice President,
General Counsel & Secretary
(2000)

John H. Garlock, Jr.
President,
Stanley Fastening Systems
(2000)

Paul E. Haviland
Vice President, Corporate
Planning & Development
(2002)

William D. Hill
Vice President,
Engineering & Technology
(1997)

Paul M. Isabella
Vice President,
Operations
(1999)

Kenneth O. Lewis
Vice President,
Marketing & Brand Development
(1997)

James M. Loree
Executive Vice President,
Finance & Chief Financial Officer
(1999)

Mark J. Mathieu
Vice President,
Human Resources
(1997)

Donald R. McIlnay
President,
Consumer Sales Americas
(1999)

John M. Trani
Chairman &
Chief Executive Officer
(1997)

(JOINED STANLEY)



PRICE LIST
OF BOLTS, HANDLES, &C.,
MANUFACTURED BY
F. T. STANLEY,
NEW BRITAIN, CONN.
DOOR AND SHUTTER BOLTS.

In 1843, Frederick Stanley started Stanley's Bolt Manufactury with his brother William. In 1857, their cousin Henry Stanley established the Stanley Rule and Level Company. These two events represent the origins of the long and proud history of **THE STANLEY WORKS**. In our Journey To A Great Brand, we continue to be inspired by the tenacity and foresight of our forefathers.

INVESTOR AND SHAREOWNER INFORMATION

COMMON STOCK The Stanley Works common stock is listed on the New York Stock Exchange under the abbreviated ticker symbol "SWK"; and is a component of the S&P 500 Composite Stock Price Index.

COMMON STOCK (DOLLARS PER SHARE)

	PRICE				DIVIDENDS	
	2002		2001		**2002**	2001
	High	**Low**	High	Low		
First Quarter	**52.00**	40.23	38.35	28.06	**$.24**	$.23
Second Quarter	**51.10**	39.15	41.99	31.60	**.24**	.23
Third Quarter	**43.95**	29.90	45.80	32.64	**.255**	.24
Fourth Quarter	**36.69**	27.31	46.85	34.60	**.255**	.24
					$.99	$.94

DIVIDENDS The Stanley Works has an impressive and truly unique dividend record over the long haul:

- Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange – **126 consecutive years.**
- Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange – **431 consecutive quarters.**
- Dividends have increased in each of the past **35 years**, and in that same period, an investment in Stanley stock grew at a compound annual rate of 12%.


DIVIDEND PER SHARE IN DOLLARS
$.99 PER SHARE
$.99
$.57
$.22
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

TRANSFER AGENT & REGISTRAR All shareowner inquiries, including transfer-related matters, should be directed to: EquiServe Limited Partnership, Servicing Agent for State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200. (800) 543-6757. www.equiserve.com

CORPORATE OFFICE The company's principal corporate offices are located at: 1000 Stanley Drive, New Britain, CT 06053 (860) 225-5111

ANNUAL MEETING The annual meeting of The Stanley Works will be held at 9:30 a.m. EDT on Tuesday, April 22, 2003, at the Charlotte Marriott City Center Hotel, 100 West Trade Street, Charlotte, North Carolina. A formal notice of the meeting together with a proxy statement has been mailed to shareowners with this annual report.

INDEPENDENT AUDITORS Ernst & Young LLP, 225 Asylum Street, Hartford, Connecticut 06103

FINANCIAL & INVESTOR COMMUNICATIONS The Stanley Works investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

- Fulfilling requests for annual reports, proxy statements, Forms 10-Q and 10-K, copies of press releases and other company information.
- Meetings with securities analysts and fund managers.

Contact The Stanley Works investor relations department at our corporate offices by calling Gerard J. Gould, Vice President, Investor Relations at (860) 827-3833. We make quarterly news releases available on-line on the Internet on the day that results are released to the news media. The Stanley Works news releases and a variety of shareowner information can be found at the company's website: www.stanleyworks.com. Stanley shareowners are also able to call toll-free (800) 499-9202 to request a copy of the most recent quarterly release.

DIVIDEND REINVESTMENT PLAN AND STOCK PURCHASE PROGRAM Shareowners may invest funds, have dividends automatically reinvested in Stanley common stock and/or make optional cash payments to increase their common stock investment. Inquiries regarding this service should be directed to: InvestLink® Program, State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200 — (800) 543-6757. www.equiserve.com

DESIGN • JAMES PETTUS/KELLER & COMPANY PRINCIPAL PHOTOGRAPHY • JIM COON PRINTING • ALLIED PRINTING SERVICES, INC.



BOSTITCH

contact east

Goldblatt

JENSEN



MAC TOOLS

PROTO

Vidmar

ZAG


STANLEY

MAKE SOMETHING GREAT™

 STWKS-AR-03